
May 3, 2024

FORM C

Up to $5,000,000.00

TR-TRAVELERS REST SPV, LLC AND

TR HOSPITALITY GROUP, LLC

A South Carolina limited liability company

Greenville, SC 29601

Membership Units


TR Hospitality Group, LLC ("***TR,***" the "***Company,***" "***we,***" "***us,***" or "***our***"), a South Carolina limited liability company, is offering (the "***Offering***") up to $5,000,000 (the "***Maximum Offering Amount***") of Preferred Units of the Company's membership interests (the "***Preferred Units***") to investors ("***Investor(s***)," "***you,***" or "***your***") in the Offering. TR is utilizing a crowdfunding vehicle, TR-Traveler's Rest SPV, LLC, a South Carolina limited liability company (the "***SPV Company***"), to own the Preferred Units. Your investment will be made in the SPV Company, in which you will receive Units of SPV Company's membership interests (the "***CF PREFERRED UNITS***"). You will not have a direct ownership interest in the Company, but rather your ownership interest will be in the SPV Company. This Offering is exempt from registration pursuant to Section 4(a)(6) ("***Reg CF***") of the Securities Act of 1933, as amended (the "***Securities Act***"). This Offering is made on the registered funding portal, Vicinity, LLC, (the "***Intermediary")*** available at: https://marketplace.vicinitycapital.com/offers/51.

A prospective Investor from any participating jurisdiction must purchase the ***CF PREFERRED UNITS*** through the Intermediary. Investments may be accepted or rejected by the Company's Manager in its sole discretion. The SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell ***CF PREFERRED UNITS*** at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "***Form C***").

The Company and the SPV Company have certified that all the following statements are true for the Company and the SPV Company in connection with this Offering:

1.	Each of the Company and SPV Company is organized under, and subject to, the laws of a State or territory of the United States;

2.	Each of the Company and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***");

3.	Each of the Company and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4.	Each of the Company and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5.	To the extent required, both the Company and SPV Company have filed with the Securities and Exchange Commission ("***SEC***") and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6.	Each of the Company and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7.	Each of the Company and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

The Offering is being made through Vicinity, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Service Fees and Commissions[1]

	Price to Investors	Service Fees and Commissions	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$123.34*	$2,376.66*
Aggregate Minimum Offering Amount	$3,000,000.00	$157,350.00	$2,842,650.00
Aggregate Maximum Offering Amount	$5,000,000.00	$237,350.00	$4,762,650.00

* Amount charged in aggregate based on a successful raise above the minimum offering amount.

(1)	This excludes fees to Company's advisors, such as attorneys and accountants, and compensation in the form of securities that would be received by Vicinity.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of

any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

> (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
>
> (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)	the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)	the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

TR Hospitality Group, LLC (the "***Company***") is a South Carolina limited liability company formed on October 29, 2018. TR-Traveler's Rest SPV, LLC (the "***SPV Company***") is a South Carolina limited liability company formed on April 30, 2024.

The SPV Company will use the funds raised in this Offering to invest in the Company with the goal of (i) continuing to develop, expand and operate the Station (the **"Property"**), a set of luxury boutique cottages and a hotel lodge located in Travelers Rest, South Carolina, and (ii) repay debt and recapitalize for the expansion plans.

The Property opened in September 2022 delivering eight (8) luxury cottages. The Cottages rooms and interiors create a timeless feel, utilizing locally sourced reclaimed materials while incorporating modern state of art conveniences seamlessly woven into the design.

The Company intends to commence development of additional structures including a hotel lodge with an additional sixteen (16) cottage rooms available, foodhall, offices, laundry and storage, at least two event venues and an outdoor event space and four (4) tree house cottages. The Company is raising a maximum of $5,000,000 in equity capital and approximately $15,000,000 in debt capital to capitalize the continued expansion and development of the Property. The Company purchased the Property in 2019 for a combined purchase price of $645,325.

The Station is a short 1.9-mile drive from downtown Travelers Rest, S.C on S. Main Street. Travelers Rest is located 10 miles north of downtown Greenville, S.C., offering visitors and residents unparalleled scenic landscapes, including nearby Swamp Rabbit Trail and the Blue Ridge Mountains both nationally recognized destination areas for great hiking, biking, fishing, waterfalls, mountains and golf in northwest S.C.

Downtown Travelers Rest offers visitors access to a host of restaurants, shops, and cultural activities. Golf enthusiasts have 38 golf choices to choose from including Cherokee Valley, Course & Club and the Cliffs at Mountain Park.

The Company plans to own and operate the Property and may sell the Property in the future if a liquidity event would be in the best interests of the Company. While the Company believes that its stated investment objective and strategy are compelling, there can be no assurance that the Company will achieve its investment objectives.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Manager

The Company will be managed by Brice J. Bay, a Member and Manager of TR Hospitality Group, LLC a South Carolina limited liability company (the "*Manager*"). The Manager will be responsible for the management and administration of the Company. Subject to limitations set forth in the Operating Agreement, the Manager will have full authority and discretion to deal with all matters related to the Company.

THE OFFERING

Minimum amount of Preferred Units being offered	3,000,000
Total Preferred Units Offered (if min amount reached) *	3,000,000
Maximum amount of Preferred Units being offered	5,000,000
Total Preferred Units outstanding after Offering (if max amount reached)*	5,000,000
Purchase price per Security	$1.00

Minimum investment amount per investor	$2,500.00
Offering deadline	July 3█ 2024
Use of proceeds	See the description of the use of proceeds herein.
Voting Rights	See the description of the voting rights herein.

As part of this Reg CF Offering, the Company intends to raise contributions ("***Capital Contributions***") up to $5 million to contribute to the completion of the Property (the "***Reg CF Maximum***"); *provided however,* the Manager, in its sole discretion, may accept aggregate Capital Contributions below such amount of the Reg CF Maximum. The Manager currently believes the minimum target raise amount (the **"Target Raise"**) in equity will be in the approximate amount of $3million.

The Company intends to conduct an initial Closing on the Reg CF offering when it has $3 million in total capital from the offering.

The Company is seeking to raise the capital through three different avenues:

1. Reg CF Offering. Utilizing Regulation Crowdfunding, the Company is seeking to raise up to $5 million through the Vicinity funding portal. Investors coming in through this Offering will invest through TR-Travelers Rest SPV, LLC, which will invest in the Company.
2. Bridge Loan Financing. The Company may seek short-term financing (***"Bridge Loan"***) from sources outside of the Reg CF Offering. If obtained, the Company shall be responsible for paying back this Bridge Loan.
3. Debt. The Company will be seeking debt from various lenders. The Company cannot guarantee that it will be able to obtain debt financing.

The Manager reserves the right, in its discretion, to increase the size of this offering or of the Target Raise. The Manager also reserves the right to raise any amount utilizing any of the above discussed options or may not use one of the options.

MEMBERS AND CLASSES OF UNITS

The Members of the SPV Company (the "*Investors*" or the "*Members*") will be the investors who purchase *CF PREFERRED UNITS* pursuant to this offering under Regulation Crowdfunding (the "*Reg CF Offering*"). The SPV Company will hold three (3) classes of *Preferred Units* offered in this Reg CF Offering. The Manager, in its discretion, may issue different or additional classes of Units. The current classes of Preferred Units that will be issued to the Investors are as follows:

> *Class A Preferred Units*. Class A Preferred Units will be owned by investors who make Capital Contributions equal to or more than $250,000 (the "*Class A Threshold*") through the *Reg CF Offering*. Class A Preferred Units will accrue a non-compounding preferred return of 9% on unreturned capital (the "*Class A Preferred Return*").

> *Class B Preferred Units.* Class B Preferred Units will be reserved for investors who make Capital Contributions equal to and not less than $50,000 up to a maximum threshold of $249,999 (the "*Class B Threshold*"). Class B Preferred Units will accrue a non-compounding preferred return of 8.5% on unreturned capital (the "*Class B Preferred Return*").

> *Class C Preferred Units.* Class C Preferred Units will be reserved for investors who make Capital Contributions less than the Class B minimum threshold. Class C Preferred Units will accrue a non-compounding preferred return of 8% on unreturned capital (the "*Class C Preferred Return*").

> All of the Preferred Units will be nonvoting.

CLOSINGS

The Manager intends to hold a closing as soon as possible upon raising $3,000,000 or a maximum of $5,000,000 which it expects to occur at least 21 days after the offering start date, and on or before Sept. 30 , 2024 (the "*Closing*"), but the Manager reserves the right to close the offering sooner or extend the offering period as he determines is appropriate, in his sole discretion. The Manager may, in his sole discretion, terminate this *CF Offering* at any time.

Furthermore, as an incentive for early Investors to purchase any class of Preferred Units described in this *CF Offering,* the Company will increase the existing Preferred Return by twenty-five basis points, or a (0.25%) percentage increase for those Investors that subscribe to the *CF Offering* up to a maximum amount of three million dollars ($3,000,000). This 0.25% percentage increase shall apply to all classes of Preferred Units being offered to Investors and such incentive increase being offered through this *CF Offering* will terminate at the $3,000,000 incentive threshold.

DISTRIBUTIONS

The Company will have different interim distribution order and priority depending upon whether the Company is making a distribution from proceeds of operations or from a liquidating event

Operating Distributions (as defined below) will be distributed from time to time in the Manager's discretion in the following order and priority:

First, (A) 70% to the Investors, *pari passu* among all classes of Investors, until the Investors have received total cash distributions equal to its relevant preferred return based on the class of CF PREFERRED UNITS (the "***Preferred Return***"). It will be cumulative but non- compounding, such that any unpaid Preferred Return for a given year will accrue and be caught up in accordance with these distribution provisions;

Thereafter, (A) 70% to the Investors, *pari passu* until Investors receive back their unreturned capital contributions and (B) 30% to the Manager and the then other Members of the Company, *para passu*; and

Thereafter, 30% to the Investors and 70% to the Manager and the then other Members of the Company *para passu*.

Proceeds from Capital Events (as defined below) and liquidating distributions will be distributed from time to time in the Manager's discretion in the following order and priority:

First, to the Investors, *pari passu* among all classes of Investors, to the extent they have not received their Preferred Return;

Second, 70% to the Investors to the extent of their unreturned capital (if it has not already been distributed as an Operating Distribution); and

Thereafter, 30% to the Investors and 70% to the Manager and the then other Members of the Company *para passu*.

"Operating Distributions" shall mean the gross cash proceeds available to the Company from any source that is available for distribution to the Members other than cash from a Capital Event or liquidating distributions, less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements and contingencies, as determined by the Manager.

"Capital Event" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinancing of the Property.

MANAGER COMPENSATION

Development Fee

The Company will pay a developer fee equal to approximately 3.0% of the total cost of development (the "***Development Fee***"). The Development Fee will be paid to Lois Street, LLC, an affiliate of the Manager that is owned and managed by Brice J. Bay. It is expected that the Development Fee will be paid over the course of development.

Management Fee

The Company will pay a management fee each Fiscal Year equal to the greater of 2.0% of gross revenue (the "***Management Fee***"). The Management Fee will be paid to the Manager. The Management Fee will be paid during the construction; provided, that, during 2024, the Management Fee will be prorated based on when the Company closes one of its offerings. The Management Fee will be paid monthly.

COMPANY EXPENSES

The Company will bear all costs and expenses incurred by the Company in the setup and maintenance of the operations of the Company, including legal and accounting expenses, the cost of preparing the Company's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering, the Company will pay a fee to Vicinity, LLC.

THIRD PARTY AND AFFILIATE SERVICES

Certain necessary services will be provided by third parties. Other third parties may be engaged, and, to the extent the Manager believes that the Manager, or an affiliate of the Manager, can provide any such services, the Manager shall be free to provide the services itself or allow an affiliate to provide the services for additional fees. The fees shall be charged at market rates and will be competitive with fees that would be charged if the Company used the services of a third- party. See the Operating Agreement for more details regarding these fees.

BORROWINGS

The Company intends to procure debt to help fund the continued development and operations of the Property.

RISK FACTORS

An investment in the Company is subject to significant risks. These risks are set forth in greater detail in the section entitled "Risk Factors."

AMENDMENTS

An amendment of the Company's Operating Agreement generally requires a vote of the Manager and majority in interest of the Members. Any such amendment approved by the Manager and a majority in interest of the Members is effective against Members who voted against the amendment or did not vote for the amendment, so long as the amendment does not have a material adverse effect on the Members. The Manager is allowed to amend the Company's Operating Agreement in limited instances without Member consent.

OTHER FUNDS

The Manager and Principals intend to sponsor or form additional investment funds and other hotel destination properties (each, a "*Subsequent Fund*"), and the Manager and Principals may make separate companies to operate other hotel properties. Subsequent Funds may have an investment objective, strategy, and geographic scope that are the same or substantially similar to those of the Company. There will be no restriction on the Manager or the Principals and their affiliates from competing with the Company, making separate hotel properties, operating other commercial properties, or businesses, or investing in or managing other properties at any time. An investment in the Company is only an investment in the Property in Travelers Rest, South Carolina and does not entitle an investor to the right to invest in other properties.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that the Company will be treated as a partnership and not as an association taxable as a corporation or a publicly traded partnership treated as a corporation for federal income tax purposes. Accordingly, the Company should not be subject to federal income tax, and each member will be required to report on its own annual tax return such Member's distributive share of the Company's taxable income or loss, whether or not any amounts are distributed to, or withdrawn by, the Member. The Company's Operating Agreement does not require the Company to distribute amounts sufficient to cover the tax liabilities of the Members.

Ownership
The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Brice J. Bay	25%
Thomas Stevenson	25%
Peter Brett	25%
McVille Commercial Holdings, LLC	25%

MANAGING ENTITY

The SPV Company is managed by Brice J. Bay, the Manager of the Company.

LITIGATION

The Company is not involved in any open litigation or lawsuits.

INTELLECTUAL PROPERTY

The Company owns certain trademarks associated with the Company and the Property.

OTHER

The Company conducts business in Travelers Rest, South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own research of the Company's industry to obtain greater insight in the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering.

Use of Proceeds	% of Min Proceeds	Amount if Minimum Raised	% of Max Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.25%	$157,350	4.75%	$237,350
Loan repayment to facilitate new construction debt	93.42%	$2,802,650	58.70%	$2,935,000
Construction and development	0.00%	$0	36.55%	$1,827,650
Total	**100.00%**	**$3,000,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of fees and securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

If the Company only raises the minimum amount, or even if the maximum amount is raised, the Company will not be able to complete development of the Property and will not go forward on the business plan, unless the Company is successful in finding financing sources elsewhere, such as through debt or other capital raises.

The Company does have discretion to alter the use of proceeds as set forth above.

BUSINESS PLAN

The Company's investment objective is to provide investors with the opportunity to invest in the Company's continued development and operation of the Property in Travelers Rest, South Carolina. TR Hospitality Group, LLC (the "**Company**") is a South Carolina limited liability company formed on October 29, 2018. TR-Traveler's Rest SPV, LLC (the "**SPV Company**") is a South Carolina limited liability company formed on April 30, 2024.

The SPV Company will use the funds raised in this Offering to invest in the Company with the goal of (i) extinguishing real estate bank financing (ii) continuing to develop, expand and operate the Station (the "**Property**"), a set of luxury boutique cottages and hotel located in Travelers Rest, South Carolina. The Property opened in October 2022 delivering eight (8) luxury cottages. The Company intends to commence development of additional structures including a hotel lodge with an additional sixteen (16) hotel style rooms, foodhall, offices, laundry and storage space. The Company also plans to build event venues including outdoor event space and four (4) tree house cottages. The Company is raising a maximum of $5,000,000 in equity capital and approximately $15,000,000 in debt capital to capitalize the continued expansion and development of the Property. The Property is a short 1.9-mile drive from downtown Travelers Rest, S.C on S. Main Street. Travelers Rest is located 10 miles north of downtown Greenville, S.C., offering visitors and residents unparalleled scenic landscapes, including nearby Swamp Rabbit Trail and the Blue Ridge Mountains, areas that showcase some of the best hiking, biking, fishing, waterfalls, mountains and golf in northwest S.C. The Company purchased the Property in 2019 for a combined purchase price of $645,325.

The Company plans to own and operate the Property and may sell the Property in the future if a liquidity event would be in the best interests of the Company. While the Company believes that its stated investment objective and strategy are compelling, there can be no assurance that the Company will achieve its investment objectives.

A more detailed overview of the business is attached as Exhibit A.

Capital Needed for the Continued Development of the Property

As of the date of this filing, the Manager believes that the Company will need to obtain approximately $21 million of capital to fully complete the development of the Property and become revenue positive. The Company is currently looking to obtain capital through the following sources: this Reg CF Offering, potential other exempt offerings, and debt. Because the Company is raising capital through multiple sources, the amount of capital raised in each of these options is uncertain. Because of the lead time necessary for construction, the Company intends to close any of the various offering sources when it reaches approximately $3 million. The minimum target capital raise of $3 million is insufficient to complete the development of the Property, but the Manager feels comfortable that development can commence and believes that the rest of the capital could be raised within a reasonable time after starting construction. The Company could wait to close all the offerings when it reaches the amount it believes is needed to complete the development, but this could possibly unnecessarily delay the project.

Governance

Your investment in the Company will be governed by the SPV Company and the Company's

Operating Agreements, both of which are attached as <u>Exhibits B and C.</u> The Operating Agreements provide that Brice J. Bay is the manager of the Company. Subject to very narrow limitations set forth in the Operating Agreements, the Manager will have full authority and discretion to direct all matters related to the SPV Company. The Operating Agreements also include other provisions, such as restrictions on transferability of Units and a call right in favor of the Company and the SPV Company. All investors should thoroughly review the Operating Agreements with their lawyers, accountants, and investment advisors prior to investing in the SPV Company.

MANAGER, OFFICERS AND EMPLOYEES

Brice J. Bay will serve as the manager of the Company (the "***Manager***"). The Manager is responsible for the overall management and administration of the Company and the SPV Company, including all development and operational aspects of the Property and the Company's other assets. The Manager will provide to the Company and the SPV Company, among other things, day-to-day administrative and operational services, property management, disposition, and other transaction-related services, and will have the right to engage other firms to handle one or more such services under the Manager's supervision. The management and supervision of the Company and the SPV Company are exclusively vested in the Manager and any entities to which it may delegate such authority. Investors will not have any right to participate in the management, control, operation or supervision of the Company and the SPV Company and will have no authority to bind or transact business on behalf of the Company and the SPV Company

The Managers

Name: Brice Bay
Position: Manager
Dates: October 2018 - Present
Full time or Part time: Part Time

With over 30 years of experience developing successful business concepts to provide expert guidance for travelers, Brice is poised to deliver the next great guest experience. As a former Founder, CEO, and President of multiple companies, including 10Best.com – an online, subscription-based city guide for over 450 global destinations – Brice is an specialist in both the hospitality and travel industries, and a passionate traveler himself.

Brice was also CEO of Enveritas Group, LLC through September 2022. Enveritas is a Greenville, SC based digital marketing agency with global operations serving hospitality, publishing, manufacturing, higher education and many other industries.

Brice received his BA in Marketing from the University of Kentucky in 1989.

Brice has worked with the Society of International Business Fellows to provide leadership academies in the US, Central Asia and the Middle East since 2006.

Name: Tom Stevenson
Position: Manager
Dates: October 2018 - Present
Full time or Part time: Part Time

The South Carolina Supreme Court has certified Tom as a specialist in labor and employment law. He currently is a member of the Board of Trustees for the Medical University of South Carolina where he served as chair from 2006-2014.

Tom is rated AV by Martindale Hubbell, the highest rating in the profession. He also has been listed in both SuperLawyers – South Carolina in every edition since 2008. In 2016, Tom was listed among the Top 10 lawyers in all practice areas for South Carolina. Tom also is listed in Best Lawyers in America, as well as Chambers USA: America's Leading Business Lawyers for both Litigation: General Commercial and Labor and Employment. He also has been chosen for inclusion in Legal Elite of the Upstate. These are all honors bestowed on attorneys based solely on peer review processes.

Tom also is one of the preeminent business litigators in South Carolina. He was the lead attorney for the prevailing party in *Kiriakides v. Atlas Food Systems & Services, Inc.*, 343 S.C. 587 (2001) – the seminal case in South Carolina on the use of the dissolution statute to provide remedies for minority shareholders. Tom also has extensive experience in litigating catastrophic injuries, professional liability (malpractice), insurance bad faith, and general insurance cases.

In addition to his business litigation and employment law practice, Tom is one of the most sought-after mediators in South Carolina. Tom both mediates and arbitrates disputes in all facets of the law.

Tom Stephenson is a South Carolina native and obtained both his undergraduate and his law degree from the University of South Carolina. After being admitted to the Bar, Tom worked for Haynsworth, Baldwin, Johnson & Greaves (now Ogletree Deakins Nash Smoak & Stewart), as well as Leatherwood, Walker, Todd & Mann (now Smith Moore Leatherwood). In 1993, he and a colleague opened the Greenville office of Nexsen Pruet, where Tom practiced for twenty-one years before starting Stephenson & Murphy.

Name: Pete Brett
Position: Manager
Dates: October 2018 - Present
Full time or Part time: Part Time

A 1994 Graduate of Wofford College, Pete graduated with a BA in Finance and Art History. After graduating, Pete planned, developed and operated one of South Carolina's first brewpubs on Main Street in downtown Greenville. He then followed his career path into larger development projects with many in Greenville including Poinsett Corners, the Lofts at Mills Mill, The Fieldhouse in the West End with the Greenville Drive Ball Park and other retail centers throughout the Southeast most recently completing a historic redevelopment call Westone on Stone Avenue in the North Main community of Downtown Greenville. Current projects include The Station, an eco- friendly boutique tree-house and cabin lodging development along the Swamp Rabbit Trail in Travelers Rest and future redevelopment of the Fire Station in Mauldin.

Pete's disciplines include land for development, retail, office, medical office and mixed use. Pete earned the CCIM designation (Certified Commercial Investment Member) in San Francisco, CA in 2000.

EMPLOYEES

The Company currently has 0 employees.

Capitalization

Prior to the date of this Form C, the Company had issued the following outstanding Security

Type of security	Membership Interests
Amount outstanding	100%
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	No
Percentage ownership of the Company by the holders of such Securities	100%

At the time of this offering, Brice J. Bay owns twenty-five percent (25%) Membership Interests of the Company. In connection with this offering, the Membership Units owned by Brice J. Bay and other Members of the Company will be converted into Manager ownership in the form of Membership Units or the equivalent.

The Company has not conducted any Securities offerings in the past three years.

In connection with this Crowdfunding Offering, the Company expects to have three classes of CF PREFERRED UNITS:

Type of security	Class A	Class B	Class C
Amount outstanding	None currently	None currently	None currently
Voting Rights	No	No	No
Anti-Dilution Rights	No	No	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.
Percentage ownership of the Company by the holders of such Securities	This will depend upon the number of investors in each class of units.	This will depend upon the number of investors in each class of units.	This will depend upon the number of investors in each class of units.

The Company has related party loans outstanding in the amount of $1,500 as of the end of 2023. The related party loans bear no interest, are unsecured, and are payable at a future date to be determined by management.

Related Party Transactions

Related Party	Relation	Amount
Compo Hotels LLC	The operations of the Company's real estate property are being managed by Compo Hotels LLC ("Compo"), a related party. The Company receives 70% of the rental income from the operations of the property.	During the years ended December 31, 2023 and 2022, the Company received $138,525 and $22,876 from Compo.
Compo Hotels LLC		As of December 31, 2023 and 2022, the Company has related party receivables of $8,572 and $19,200 from Compo. These receivables bear no interest and are considered payable on demand.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit E.

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$3,227,572	$3,348,091
Cash & Cash Equivalents:	$7,245	$8,763
Accounts Receivable:	$0	$5,825
Short-term Debt:	$1,372,556	$151,622
Long-term Debt:	$2,720,510	$2,805,056
Revenues/Sales:	$132,700	$28,701
Cost of Goods Sold:	$236,606	$187,176
Taxes Paid:	0	0
Net Income:	($256,907)	($212,216)

Operations

We are a revenue company and our primary expenses for 2022 and 2023 consisted of interest payments[$53,741 and $153,001], Depreciation [$46,610 and $102,549], G&A expenses [$60,934 and $111,673] , and Repair & Maintenance [$19,983 and $12,697]. The Company's revenues were $28,701 in 2022 and $132,700 in 2023. The Company does not anticipate generating profits until after full operations begin.

Financial milestones include the following targets:

- Equity funding completed – Q3 2024
- Continued construction - Q4 2024

Liquidity and Capital Resources

The Offering proceeds are a key part of our business plan, as the Company could not otherwise conduct the continuing development of the Property. Total minimum capital needs for the project's viability are estimated at $21 million, sourced from this Regulation Crowdfunding Offering, debt, and the possibility of other exempt offerings.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
- Several new buildings on the property
- Related FF&E

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **<u>Exhibit E</u>**.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 *CF PREFERRED UNITS* for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $3,000,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by Sept. 30 , 2024 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount, up to a total of $5,000,000.00 (the "*Maximum Amount*"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital the Escrow Facilitator until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before 48 hours prior to the Offering Deadline or the Closing, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment.

Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $2,500.00. The Offering is being made through Vicinity, LLC, the Intermediary.

RISK FACTORS

An investment in the CF PREFERRED UNITS involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our CF PREFERRED UNITS. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our CF PREFERRED UNITSs.

Risks Relating to the Property

Investment Risks.

The Company's, and thus the SPV Company's, economic performance and value are subject to many risks, including the failure for any reason of the Property to generate revenues sufficient to meet its operating expenses, including debt service, the Company's, and thus the SPV Company's, cash flow and ability to pay distributions to its equity holders, or even to meet its obligations to any lender. In any such case, the value of the Property, and thus of the Company, and thus the SPV Company's, and the investor's investment may be adversely affected. Factors outside the Company's control that make the Company, the SPV Company, Property, and the investor's investments susceptible to the risks generally include:

- unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing as well as plant closings, industry slowdowns, a decline in household formation or employment (or lack of employment growth), conditions that could cause an increase in the operating expenses of the Company (such as increases in property taxes, utilities, compensation of on-site personnel and routine maintenance), and other factors affecting the local economy;
- construction or physical defects in the Property that could affect its market value or cause the Company to make unexpected expenditures for repairs and maintenance;
- adverse use of adjacent or neighboring real estate;
- changes in real property tax rates and assessments, zoning laws or regulatory restrictions, including rent control or rent stabilization laws or other laws regulating the Company's operations; and
- damage to or destruction of any of the buildings comprising the Property, or other catastrophic or uninsurable losses, which may thereafter be impossible to repair or replace due to changes in building, zoning or planned development uses that have come into effect.

These factors, among others, may reduce the income or value of the Property and thus may have an adverse impact on the operations of the Property and the value of the investors' investments.

General Risks Relating to Ownership and Operation of the Property.

Certain expenditures associated with the Property will be fixed (principally mortgage payments, real estate taxes, and maintenance costs) and will not necessarily decrease due to events adversely affecting the Company's income from the Property and the investors' investments.

No assurance can be given that certain assumptions as to the future profits from the Property will be accurate, since such matters will depend on events and factors beyond the Company's control. These factors include, among others:

- adverse changes in local and national economic conditions;
- changes in the financial condition of customers;
- changes in the availability of debt financing and refinancing;
- changes in the relative popularity of the Property;
- changes in interest rates, real estate taxes, and operating and other expenses;
- changes in market capitalization rates;
- changes in, and to the application and interpretation of, environmental laws and regulations, zoning laws and regulations, other governmental laws, and regulations and changes in fiscal policies;
- changes in utility rates;
- changes in market rates;
- development and improvement of competitive properties;
- ongoing development, capital improvement, and repair requirements;
- risks and operating problems arising out of the presence of certain construction materials;
- environmental claims;
- physical destruction and depreciation of equipment and property;
- damage to and destruction of the Property, including uninsurable losses (such as damage from windstorms, earthquakes, hurricanes, or acts of terrorism);
- acts of God;
- changes in availability and cost of insurance;
- unexpected construction costs;
- increases in the costs of labor and materials;
- material shortages; and
- labor strikes.

Our business depends upon attracting quality customers.

Our business model depends upon our ability to book quality customers to the Property. In the event that we are not successful in attracting quality customers, our cash flow will be adversely affected.

Competition from Other Properties.

The Property will compete with other hotel properties in the same geographic area. Competition in the identified target markets areas is significant and likely to increase during the anticipated investment term and may affect the Property's ability to attract customers. Moreover, if development of other properties similar to the Property by other operators were to increase, competition with the Property could intensify. Competition in the local market could decrease the Company's ability to attract quality customers, cause an increase in operating expenses, make refinancing a bank loan more difficult or impossible, make a sale of the Property more difficult or less profitable, or otherwise make it difficult or impossible to operate the Property profitably.

Our marketing strategies and channels will evolve and may not be successful.

We expect to incur substantial costs and expend other resources in our marketing efforts to attract quality customers. Our strategy is expected to include public relations, digital and social media, and promotions. We expect to rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our marketing strategies which could require us to incur significantly more costs. Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Risks Associated with the Property.

The Company is required under law to have insurance to cover the Property from any losses customarily covered in the hotel industry. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our business operations. In addition, they may generate negative publicity, which could reduce guest traffic. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

The Property will be subject to regulation.

The Property intends to conform to all applicable governmental rules and regulations. We are required to ensure that the third-party owned and managed Property restaurant shall act in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of South Carolina and Traveler's Rest. Alcoholic beverage control regulations relate to numerous aspects of daily operations of a restaurant, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause any licenses we obtain (or third parties) to be revoked and force us to cease the sale of alcohol. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any restaurant or increase the costs associated therewith.

Additionally, we are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We expect to carry liquor liability coverage as part of our existing comprehensive general liability insurance.

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

The Property intends to offer a full-service food menu. Food safety is a top priority, and we will dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We will rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to the third party owned and operated restaurant. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. Regardless of the source or cause, any report of foodborne illnesses or food safety issues, whether or not accurate, at the Property could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales.

The Company's Employees May Engage In Misconduct Or Improper Activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and lawsuits, and serious harm to the Company's reputation.

Costs associated with complying with the Americans with Disabilities Act.

The Property is expected to be subject to the Americans with Disabilities Act of 1990, as amended (ADA). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's, and thus the SPV Company's, net income and the amount of cash available for distributions to the Company's, and thus the SPV Company's, investors.

Property Related Regulatory Risks.

An investment in a hotel property is subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety and handicapped access and other regulations which may be enacted from time to time. The Company's, and thus the SPV Company's, performance may be adversely affected by significant costs required to comply with any future changes in such regulations.

Impact of Government Regulations on the Property.

Government authorities at all levels are actively involved in the regulation of land use and zoning, environmental protection and safety and other matters affecting the ownership, use and operation of real property. Regulations may be promulgated that could restrict or curtail certain usages of existing structures, including, but not limited to, hour restrictions, or require that such structures be renovated or altered in some manner. The promulgation and enforcement of such regulations could increase expenses, and lower the income or rate of return, as well as adversely affect the value of any aspect of the Property. Operators are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the Company, and thus the SPV Company.

Additionally, the Property may be subject to takings or eminent domain by the government. Any such exercise of eminent domain would allow the Company to recover only the fair value of the Property. "Fair value" could be substantially less than the real market value of the Company's internal assessment of value of the Property for a number of years, and the Company could effectively have no profit potential from the Property acquired by the government through eminent domain.

Leverage.

The Property is leveraged and subject to substantial mortgage indebtedness. As a result of such a leveraged position, an increase in the value of the investments could result in substantial benefits to the Company upon resale of the investments. Conversely, a decrease in the value of the Property could result in the Company being unable to sell the Property for a price sufficient to return to the Members their investment in the Company, and thus the SPV Company.

Risk of Foreclosure.

It is contemplated that the gross revenues to be derived from the operation of the Property will be sufficient to cover the expenses of maintaining and operating the Property, including servicing any applicable debt financing. However, no assurance exists that such gross revenues will always be sufficient to cover such expenses. Failure by the revenues generated by the Property to meet the obligations under any applicable debt financing could result in loss of the Property through foreclosure and, thus, the investors losing their investment. Moreover, many forms of debt financing will have terms that will require a substantial "balloon payment" at maturity. To the extent that the Company obtains debt financing with a balloon payment, the Manager will endeavor to sell or refinance the Property at or prior to the time of the maturity. The ability to repay any debt financing will be dependent upon the ability to sell the Property for more than the balloon amount or to obtain adequate refinancing at the respective due date. Failure to sell the Property or to obtain the necessary refinancing when needed could result in a foreclosure of the investments.

Rising Interest Rates.

It is possible interest rates will change during the time of the Company's ownership of the Property. To the extent that the Company uses debt financing with a variable interest rate, the changes in interest rates could have unforeseen and potentially negative impacts on the returns of the Company. Accordingly, increases in interest rates would increase the interest costs of the Company's investment, which could materially and adversely affect the results of operations and ability to pay amounts due on the outstanding debt.

Tax Credit Business Opportunity Zone.

The Company has qualified as a tax credit business opportunity zone. The Company cannot anticipate whether such a qualification would be useful to Investors. Investors should not consider any potential investment benefits from this tax credit in determining whether or not to invest in the Property.

There may be construction cost overruns and delays.

The estimated construction costs are based on the Manager's current estimates, which are based on certain assumptions, including but not limited to the assumption that this Offering is successfully and timely consummated and that the Company is fully funded.

The plans and specifications for the construction and continued development are only preliminary at this point and the costs of construction and development have not been finalized, as final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including but not limited to, the following:

- There may be delays in the consummation of this Offering.
- There may be delays in closing any loan or receiving construction draws thereunder.
- There may be delays in obtaining any necessary materials, labor, furniture, equipment or inventory for the completion of the Property construction and development.

• Construction delays and cost overruns may also occur due to unanticipated environmental, soil or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

Any general contractor may have other commitments to build other facilities and those commitments could delay construction of the Property and our ability to generate revenue.

We do not know how many other projects the architect or general contractor engaged by the Company to design and complete the construction and development will have contracted when work on our project begins. It is possible that the architect or general contractor engaged to work on the Property has or may have commitments to other projects that could cause the construction to be delayed. It is also possible that the architect or general contractor engaged to work on the Property will continue to contract with others for other design and construction projects. These current and future commitments could reduce the resources of the architect or general contractor to such an extent that completing the construction may be significantly delayed. If this occurs, the Company's ability to generate revenue will also be affected and the value of your investment in the CF PREFERRED UNITS may be reduced.

Any person who supplies services or materials to the Property may have a lien against the Property securing any amounts owed to such person under state law.

During construction and development of the Property, if a contractor fails to pay its subcontractors or the materials supplier to the Property, the subcontractor and materials supplier who were not paid will have mechanic's lien rights against the Property. If a mechanic's lien does appear against the Property, its release must be obtained or the person holding such lien will have the right to foreclose. Such a lien will negatively affect returns therefrom.

Construction of the Property is subject to zoning and development laws and regulations which may increase our costs, delay construction and reduce profitability.

As a precondition to the continuing construction and development of the Property, we might be required to obtain the additional approval and permission of numerous governmental authorities. We have not yet obtained all these approvals and permits. While the Manager does not anticipate any serious obstacles on the approval and permitting process, failure to obtain such approvals and permits on a timely basis, or at all, may adversely affect our future results and prospects. There is also the possibility that the applicable permitting and approving authorities could impose certain conditions on construction of the Property which could result in unanticipated additional costs to construction or could result in construction becoming unfeasible, either of which could have a material adverse effect on our business and our profitability. We also may be subject to additional costs or delays because of building permit ordinances, moratoriums, restrictions or other governmental regulations that could be imposed in the future. These ordinances, moratoriums, restrictions or regulations, if imposed, could cause our costs to increase and/or delay or impede our construction of the Property, which would in turn reduce our revenues and profitability.

Defects in construction could result in devaluation of the CF Preferred Units.

There can be no assurance that defects in materials and workmanship in the construction and development of the Property will not occur. Though we expect any construction agreement with a general contractor to require the contractor to correct all defects in materials or workmanship for a period of at least one year after substantial completion of the Property, material defects in workmanship or materials may still occur. Such defects could delay the completion of the Property, or, if such defects are discovered after the development is completed, could cause us to have to make additional repairs to the Property which would affect operations, which would in turn reduce the value of the CF PREFERRED UNITS

Potential Environmental Liabilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such enactments often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's or operator's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the Property or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the Company's ability to sell the Property or to borrow using the Property as collateral.

Losses from Natural Catastrophes.

The Property will be covered by insurance believed to be customary in amount and type for real property assets. Some losses of a catastrophic nature, such as losses from floods or high winds, may be subject to limitations. The Property may not be able to maintain insurance at a reasonable cost or in sufficient amounts to protect against all potential losses. Further, insurance costs could increase in future periods. If the Property suffers a substantial loss, insurance coverage may not be sufficient to pay the full current market value of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace a damaged or destroyed property.

Risks and Conflicts of Interest Relating to the Company's Operations

No Assurance of Profit, Cash Distributions, Appreciation, or Rate of Return.

The Company has a very limited previous operating history and will be entirely dependent upon the Manager. While the Manager intends to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) investments by the Company will achieve any returns; (ii) the Company will achieve its targeted returns; or (iii) an investment, once made, will be profitable or that a Member's interest in such investment will have economic value.

Reliance Upon the Manager and the Principals.

Purchasers of the CF PREFERRED UNITS do not and will not participate in the investment decision-making process, and the success or failure of the Company is dependent entirely upon the Manager's and the Principals' ability to manage and operate the Property.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies yet on any such individuals.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan; however, the Company has not purchased any insurance policies with respect to those individual(s) in the event of their death or disability at this time, though there is a goal to do so. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Non-Diversified Investment Strategy.

The Company's investment program is considered to be speculative and entails substantial risks. The SPV Company will invest all of its capital into the Company. The Company will invest all of its available capital in the Property and thus will not be diversified. The Company would effectively make only one investment. Because the Company is not diversifying its portfolio with various investments, the Company will have no ability to shield its investment from losses. No assurance can be given that the Company's investments will generate any income or appreciate in value. There can be no assurance that the Company's investments will not decrease in value.

Asset Valuations.

With certain limited exceptions, valuations of current income and disposition proceeds with respect to financings and investments by the Company will be determined by the Manager and will be final and conclusive with respect to all Members.

Delayed Tax Report Information.

The Company and/or the SPV Company may not be able to provide final Schedule K-1s to Members for any given fiscal year until after April 15 of the following year. The Manager will use commercially reasonable efforts to provide Members with final Schedule K-1s or with estimates of the taxable income or loss allocated to their investment in the Company and/or the SPV Company on or before such date, but final Schedule K-1s may not be available until the Company and/or the SPV Company has received tax reporting information from the Property necessary to prepare final Schedule K-1s. Members may be required to obtain extensions of the filing dates for their federal, state and local income tax returns. Each prospective investor should consult with its own adviser as to the advisability and tax consequences of an investment in the SPV Company.

Absence of Recourse.

The governing documents of the Company and the SPV Company limit the circumstances under which the Manager and its affiliates, officers, directors, partners, employees, members or other agents, can be held liable to the Company and/or the SPV Company. Further, the Manager may, in its sole discretion, advance to the Manager, a principal or any other indemnitee reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any and all actual or threatened claims, demands, actions, suits, or proceedings which arise out of such conduct prior to the final disposition of such claim, demand, action, suit, or proceeding; provided, however, that all such advances will be promptly repaid if it is subsequently finally determined in a judicial proceeding or binding arbitration that the indemnitee receiving such advance was not entitled to indemnification hereunder. Other than as set forth herein in respect of the guarantees, any such indemnity shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof. Finally, the Members do not have the ability to remove the Manager except for cause, which is narrowly defined. As a result, Members may have a more limited right of action in certain cases than they would have in the absence of such limitations.

Risks Relating to Investing in CF PREFERRED UNITS in the Company

The Manager can close the Offering with insufficient capital to complete the development of the Property.

As described elsewhere, the Manager presently believes that the Company needs at least $ 21 million to complete the development of the Property, which the Manager hopes to raise using a combination of equity contributions and debt. Because of the lead time necessary for construction, the Company may close any of the various offering sources when the total capital raised reaches an amount less than the total needed to complete the development of the Property. Although the Manager believes that it will be successful in raising the remaining capital, there is no guarantee that it will be successful in doing so. In the event that the Manager does not raise sufficient capital to complete the development of the Property, investors could lose their investment.

Members' Investments in the Company Will Be Illiquid and Long Term.

There is not and will not be any public market for the *CF PREFERRED UNITS*, and the *CF PREFERRED UNITS* will not be registered under the Securities Act of 1933, as amended, or any state securities law and will be restricted as to transfer by law and the terms of the Operating Agreement. Members will not be entitled to withdraw from the SPV Company. Therefore, it should be anticipated that a Member will be required to bear the economic risk of its investment for an indefinite period of time.

Call Right.

Pursuant to the Operating Agreement, the Manager has the ability to have the SPV Company call a Member's Interest at any time for any reason at the fair market value of such Interest.

The Manager can sell the Property at any time in its discretion.

The Manager can sell the Property at any time and to any party in its complete and absolute discretion. The Manager may elect to sell the Property to itself or an affiliate of the Manager or may elect to sell to a third-party buyer. In the event the Manager elects to sell the Property to itself, it will be at a value determined by an independent third-party appraiser. Members will not have any role in determining the decision to sell the Property, timing of the sale of the Property or the buyer of the Property. To the extent that an investor invests through a qualified opportunity fund, the Manager will be under no obligation to cause the Company to own the Property for any time period.

Absence of SEC and Applicable State Securities Commission Reviews.

Since this Offering is a private offering and is not registered under the Securities Act or under applicable state securities or "blue sky" laws, this Form C has not been reviewed by the SEC or by the equivalent agency of any state or governmental entity. Review by any such agency might result in additional disclosures or substantially different disclosures from those actually included in this Form C.

Risk of Tax Law Changes.

Congress has considered proposed amendments to the tax laws that potentially could have a negative impact on the Manager and, possibly, other Members in private investment funds such as the SPV Company and the Company. Such changes (or other tax law changes) could directly or indirectly reduce an investor's after-tax return from an investment in the SPV Company. It is impossible to predict whether any such legislative changes will be enacted or, if they are enacted, whether they would have a significant effect on investors in the SPV Company.

Federal Income Tax Risks.

Investments in the SPV Company entail certain tax risks, including: (i) the generation by the Company or the SPV Company of unrelated business taxable income for any tax exempt entity that purchases CF PREFERRED UNITS; (ii) the treatment of the Company or the SPV Company as engaged in a trade or business in the United States, causing certain foreign investors to be subject to U.S. federal income tax at graduated rates on their share of the Company's or the SPV Company's income; (iii) the possibility that certain deductions claimed by the Company or the SPV Company may be disallowed and that any audit of the Company's or the SPV Company's tax returns may result in an adjustment to or an audit of a Member's return; (iv) the possibility that the Company or the SPV Company may have taxable income allocable to Members in an amount greater than the cash available for distribution, including tax distributions; and (v) the possibility that future legislative or administrative or judicial interpretations of current law or future legislation will change the tax treatment of Members described herein. Potential Members should carefully review the risks contained herein and consult with their own tax advisors regarding the tax impact of an investment in the SPV Company.

NO RULINGS HAVE BEEN REQUESTED FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO ANY OF THE TAX MATTERS DESCRIBED HEREIN AND NONE WILL BE REQUESTED. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF ITS PARTICIPATION AS A MEMBER IN THE SPV COMPANY.

General Risks

Uncertainty of Future Results.

This Form C or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the Manager based on its experience in the industry and on assumptions of fact and opinion as to future events which the Manager believed to be reasonable when made. There can be no assurance, however, that assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Company (and thus, the SPV Company). Prior investment returns are not indicative of future success.

Projections.

Projected results of the Property are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the Manager believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections.

The Company historical financial results and hypothetical pro forma future performance financial data provided in Exhibit A have many inherent limitations and have made certain assumptions. The pro forma financial statements are intended only to show how the Company (and thus, the SPV Company) might perform if the underlying assumptions are realized and the pro forma financial statements are subject to uncertainties, many of which are beyond the control of the Manager. Because of such uncertainties, the Company's (and thus, the SPV Company's) actual results will differ from those reflected in the pro forma financial statements, and such differences could be material. Accordingly, investors should not place any reliance on the pro forma financial statements as a predictor of the Company's (and thus, the SPV Company's) future performance or operating results. Neither the Manager, the SPV Company, nor the Company intends to update the pro forma financial statements to reflect future circumstances or events.

Cautionary Statements Regarding Forward-Looking Statements.

Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company (and thus, the SPV Company), involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company (and thus, the SPV Company) to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company, the SPV Company, and the Manager expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Counsel to the Company Does Not Represent Members.

The Manager has retained Silverline Collective law firm ("***Counsel***") in connection with the formation of the Company and the SPV Company and may retain Counsel as legal counsel in connection with the management and operation of the Company and the SPV Company. Counsel will not represent any Member or prospective Member of the Company or the SPV Company. Counsel has not passed upon the adequacy of this Form C or the fairness of the disclosure herein. Any Member or prospective Member must retain its own independent counsel with respect to the formation of the Company and the SPV Company and any and all matters described above.

Diverse Interests of Investors.

Members are expected to include taxable and tax-exempt entities and may include persons or entities organized in various jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by or on behalf of the Company or the SPV Company that may be more beneficial for one type of Member than for another type of Member.

Member Due Diligence.

 The Manager will make available, prior to the Closing of this Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the Manager concerning the terms and conditions of this Offering and to obtain any additional information if the Manager possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the Manager may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Form C, and no prospective investor may rely on any such answers or information in making its decision to subscribe for the CF PREFERRED UNITS.

Conflicts of Interest

Conflicts with the SPV.

Investors will invest through a crowdfunding special purpose vehicle, the SPV Company, which will invest in the Company. The Manager and the Principals will also serve as the Manager and Principals of the SPV Company. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Manager or the Principals between the SPV Company and the Company.

Conflicts with other Activities.

 Affiliates, if any, of the Manager and the Principals are engaged in a variety of activities within the real estate industry. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company and/or the SPV Company. The Manager and/or its Affiliates intend to develop other real estate hotel properties in other geographic areas. The development and management of these other properties, as well as other activities of the Principals, may create a conflict between the allocation of time and resources of the Manager and the Principals to the Property.

THE FOREGOING LISTS OF RISK FACTORS AND CONFLICTS OF INTEREST DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE MEMORANDUM AND ALL EXHIBITS BEFORE DETERMINING WHETHER TO INVEST IN THE COMPANY. ALL POTENTIAL INVESTORS SHOULD OBTAIN PROFESSIONAL GUIDANCE FROM THEIR TAX AND LEGAL ADVISORS IN EVALUATING ALL OF THE TAX IMPLICATIONS AND RISKS INVOLVED IN INVESTING IN THE COMPANY.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Members of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Member. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Member and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Member in light of such Member's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to a Member because such Member is subject to special rules, including but not limited to rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Members who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass- through entity for U.S. federal income tax purposes. This summary does not in any way either bind the Internal Revenue Service (the "*IRS*") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state or local agency or the courts. The SPV Company and the Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective investor is urged to consult its own tax advisor with respect to the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of an investment in the SPV Company.

Company Status

Subject to the discussion of "publicly traded partnerships" and "taxable mortgage pools" below, the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate the SPV Company and the Company so they will not be treated as publicly traded partnerships. The SPV Company and the Company intend to obtain and rely on appropriate representations and undertakings from each Member and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership.

Section 7701(i) of the Code provides that any entity (or a portion of an entity) that is a "taxable mortgage pool" (a "TMP") will be treated as a corporation subject to U.S. federal income tax.

Under such Section 7701(i), an entity (other than a REMIC) will be a TMP if (i) substantially all of its assets consist of debt obligations (or interests therein), more than 50% of which are real estate mortgages (or interests therein), (ii) the entity is the obligor under debt obligations with two or more maturities, and (iii) under the terms of the entity's debt obligations (or an underlying arrangement), payments on such debt obligations "bear a relationship" to the debt obligations (or interests) referred to in clause (i). To the maximum extent practicable, the SPV Company and the Company will seek to structure their investments so as to avoid TMP status.

If either the SPV Company or the Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Members would be substantially less than if the SPV Company and the Company were both classified as a partnership for U.S. federal income tax purposes. Moreover, any distributions to a Member generally would be taxable to that Member as a dividend.

The following discussion assumes that the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of the SPV Company and the Company and Members

The SPV Company and the Company will not pay U.S. federal income taxes, but each Member will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the SPV Company and the Company (which may include the income and other tax items of any partnerships or limited liability companies in which the SPV Company and the Company invests). The distributive share of a tax-exempt Member may be treated as unrelated business taxable income ("UBTI") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Members could incur income tax liabilities without receiving from the SPV Company sufficient distributions to defray such tax liabilities. The SPV Company's and the Company's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

Company Distributions

Cash distributions from the SPV Company to Members are generally not taxable, to the extent the distribution does not exceed a Member's adjusted basis. Instead, a Member's adjusted basis in its CF PREFERRED UNITS will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of a Member's CF PREFERRED UNITS, the distribution will be treated as gain from a sale or exchange of the Member's CF PREFERRED UNITS. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of a Member's CF PREFERRED UNITS by the amount of the SPV Company's adjusted basis in such property immediately before its distribution.

Basis

A Member's basis of its Unit is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Unit, (ii) the amount of non-taxable distributions (including any decrease in the Member's share of the SPV Company's liabilities) that it may receive from the SPV Company and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. A Member's initial tax basis of its CF PREFERRED UNITS in the SPV Company will equal its cost for the CF PREFERRED UNITS (which, to the extent that the Member contributes property other than cash, will generally be limited to the Member's basis in the contributed property) plus its share of the SPV Company's liabilities at the time of purchase.

A Member's tax basis of its CF PREFERRED UNITS will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Member to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Member. For this purpose, an increase in a Member's share of the SPV Company's liabilities will be treated as a contribution by the Member to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Member.

Allocations of Income, Gain, Loss, Deduction and Credits

The operating agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the Company allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenditures; Limitations on Losses

Except as described in the following paragraph, interest on any amount borrowed by a Member (other than a corporation) to purchase CF PREFERRED UNITS (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose "net investment income" will generally include net income from the SPV Company and other income from property held for investment (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income.

Interest on any amount borrowed by a Member to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense

(rather than as "investment interest"). As discussed below, certain categories of Members are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., manager fees, tax preparation fees, unreimbursed employee expenses and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2025. Accordingly, a Member who is an individual will not be permitted to deduct his share of Company expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Members (and certain closely-held C- corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, generally will be treated as passive activity income or losses. Accordingly, a Member will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable Company expenses. A Member generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, royalties) from the SPV Company. Certain Members may also be subject to other limitations on using losses allocated to such Member by the SPV Company, including without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Members should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Member's particular circumstances.

Capital Losses

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the investor's filing status. Excess losses can be carried forward indefinitely.

Sale or Exchange of CF PREFERRED UNITS

A Member generally will recognize gain or loss on the sale or exchange of any CF PREFERRED UNITS measured by the difference between the amount realized on the sale or exchange and the Member's adjusted tax basis in the CF PREFERRED UNITS sold. The amount realized will include the Member's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, a Member's tax liability upon the sale of any Units may exceed the Member's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by a Member on the sale or exchange of CF PREFERRED UNITS generally will be taxable as long-term capital gain or loss provided that the Member has a more than one year holding period for its CF PREFERRED UNITS, except that the gain will be ordinary income to the extent attributable to the Member's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company

Elections

Section 754 of the Code provides for an election to adjust the basis of Company property upon distributions of Company property to a Member and transfers of CF PREFERRED UNITS (including transfers by reason of death). Such adjustments may be beneficial or detrimental to a Member, depending upon the Member's individual circumstances, and could affect a Member's ability to sell the CF PREFERRED UNITS or the price obtainable therefor. The Manager, in its sole discretion, may cause the SPV Company to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by the SPV Company under the Code will be made by the Manager in its sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "Budget Act"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the SPV Company) appoints one person (the "Partnership Representative") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the SPV Company's income in settlement of an IRS audit of the SPV Company, will bind all Members. Pursuant to the Operating Agreement, the Manager will be designated as the SPV Company's Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the SPV Company to the contrary, have to be paid by the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Members based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their membership interests in the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Members was different.

The new rules also can cause the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain members). The Budget Act directs the IRS to provide procedures that may allow the SPV Company, in calculating taxes imposed on the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain members, which may require Members to provide certain information to the SPV Company (possibly including information about the owners of Members classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the SPV Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company in respect of IRS audit adjustments will be borne by the Members and former Members, where applicable, pursuant to the terms of the operating agreement.

The new partnership audit rules are complex. Members should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The SPV Company may generate income that is taxable as UBTI to tax-exempt investors. Each tax-exempt Member generally will be subject to U.S. federal income tax on its share of any UBTI earned by the SPV Company. A tax-exempt Member's distributive share of the SPV Company's income should consist principally of interest, rents and capital gain from the sale of real estate or partnerships owning real estate - types of income that may be treated as UBTI under Section 514 of the Code because the SPV Company may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, the SPV Company may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Member borrows any amount to fund its Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by the SPV Company directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Member.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax- exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by the SPV Company pursuant to its operating agreement would comply with the "fractions rule." Thus, such exception may not apply.

THE POTENTIAL FOR HAVING INCOME CHARACTERIZED AS UBTI MAY HAVE A SIGNIFICANT EFFECT ON ANY INVESTMENT BY A TAX-EXEMPT ENTITY IN THE SPV COMPANY AND MAY MAKE INVESTMENT IN THE SPV COMPANY UNSUITABLE FOR SOME TAX-EXEMPT ENTITIES. TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF UBTI.

State, Local and Foreign Taxes

Prospective investors should also consider the potential state, local and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, a Member and/or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the SPV Company operates. Further, the SPV Company may be subject to state and/or local tax.

Net Investment Income Tax

Each Member should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the SPV Company.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective investors should recognize that the U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.

Conflicts of Interest

Conflicts with the SPV

The Company also may utilize Reg D to raise additional funds. Investors coming in through the Crowdfunding Offering will invest through a crowdfunding special purpose vehicle, TR-Crowdfunding SPV, LLC, a South Carolina limited liability company (the "SPV"), which will invest in the Company. The Manager and the Principals will also serve as the Manager and Principals of the SPV. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Manager or the Principal between the SPV and the Company.

Conflicts with other Activities.

Affiliates, if any, of the Manager and the Principals are engaged in a variety of activities within the hotel real estate industry. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company. The Manager and/or its Affiliates intend to develop other hotel properties in other geographic areas. The development and management of these other hotel properties, as well as other activities of the principals, may create a conflict between the allocation of time and resources of the Manager and the Principals to the Property and their other activities.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
C9FCE683B99A4B9...

/s/Brice J. Bay
(Signature)

Brice Bay

Brice J. Bay
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18
U.S.C. 1001.

EXHIBITS

EXHIBIT A – TESTING THE WATERS MATERIALS
EXHIBIT B – TR HOSPITALITY GROUP, LLC AMENDED AND RESTATED
OPERATING AGREEMENT
EXHIBIT C – TR-TRAVELERS REST SPV, LLC OPERATING AGREEMENT
EXHIBIT D – SUBSCRIPTION AGREEMENT
EXHIBIT E – AUDITED FINANCIALS

EXHIBIT A – TESTING THE WATERS MATERIALS

◎ VICINITY

Offers   Dashboard   🔔   SD

The Station

Regulation Crowdfunding



Goal: Up
to $5,000,000
for Equity

YOU'RE
INTERESTED

Start Date March 19, 2024

End Date April 30, 2024

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story

➤ 8%+ Preferred Return

➤ 70/30 distribution split towards investors until return of capital

➤ Premium location
◆ Within walking distance of vibrant

♥ YOU'RE INTERESTED

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

downtown Travelers Rest, SC
- ◆ Directly on the bustling Swamp Rabbit Trail

➤ Compelling expansion plans
- ◆ 16 Suites
- ◆ 4 Treehouses
- ◆ Food Hall
- ◆ Event Venue
- ◆ Indoor/outdoor Barn

➤ Attractive Proof of Concept
- ◆ Strong operational and marketing foundation
- ◆ Collaborative and engaged community partnerships
- ◆ Happy + loyal guests

➤ Accomplished team
- ◆ Over 40 years of hospitality and development experience
- ◆ $200M+ in projects managed

Overview

About The Station

Purpose

Driven by clear insights and opportunities, Compo Hotels will create a beautiful, well-planned property + brand with high growth potential, built to maximize the enjoyment of the surrounding natural resources and community while delivering on travelers' high expectations.

Brand Essence

We combine upscale, thoughtfully designed lodging and event venues with personalized service and stewardship to create unforgettable guest experiences rooted in the power — and peace — of nature.

Value Proposition

At Compo Hotels, curiosity and passion drive us to work collaboratively and create with purpose to deliver superior guest experiences.

From Vision To Reality

Compo Hotels currently operates The Station, located at 745 Old Buncombe Road, Travelers Rest, SC. The ~6.5-acre property sits in the heart of Travelers Rest, adjacent to the bustling Swamp Rabbit Trail.



Depiction of Swamp Rabbit Trail

The Station opened the Wedge Cottages in 2022 as a "proof of concept." This soft launch has allowed The Station the opportunity to refine operations, establish community partnerships, and create strategic marketing plans that focus on long-term development goals.

Current Operations
Cottages: 8 thoughtfully designed cottages providing comfortable and flexible accommodations.



Outdoor Gathering Spaces: Patios and a courtyard with fire pit and grill offer great spaces to gather with friends and family or host a special event.



The Opportunity

We're moving forward with our plans to create a world-class luxury destination. From creative, cozy lodging to customized adventure planning, Compo Hotels is crafting a one-of-a-kind hospitality experience.



Future State

- **Additional Lodging**
  - ➤ 16 suites
  - ➤ 4 treehouses

- **Food + Event Space**
  - ➤ 5,500 square foot Food Hall with 2-3 restaurant spaces for lease
  - ➤ 3,000 square foot indoor Event Space with full-service catering facilities
  - ➤ 1,500 square foot indoor/outdoor thoughtfully designed Barn for special events

- **Enhanced Services**
  - ➤ Welcome Area with staffed lobby to greet guests and event attendees
  - ➤ Basement Facility equipped with office, laundry, housekeeping, and bicycle storage areas
  - ➤ "Adventure Concierge" will create personalized experiences for our guests to

encounter local adventures and activities that prompt deeper connection with nature, themselves, and the local community



Market Trends

At Compo Hotels, we're focused on the fastest-growing travel segments in our own backyard: Active + Adventure travel.

Compo's vision reflects three key travel trends - nature, local affinity, and novel experiences.

Nature is attributed to Wellness…

82%
of respondents enjoy walking as their favorite activity to stay healthy while traveling

72%
of respondents say they are more focused on self-care than they were a year ago

57%
of respondents plan to take extended vacations to focus on wellness

Supporting Local is now a mass demand…

86%
of Gen-Z and Millennial respondents and 83% of all surveyed respondents want to shop at small businesses when they travel to a new location

69%
of all respondents would spend more during a vacation if they knew it supported the local community

88%
of all respondents agreed that dining and shopping at local small businesses brings a more authentic experience

The search for new, bespoke experiences is increasing…

66%
of global travelers said they wanted to have authentic travel experiences that represent the local culture and communities

70%
of millennials and Gen Zs report that they will be seeking travel experiences their family and friends haven't heard of

90%
of respondents ranked the appeal of 'luxury educational travel experiences' at 8, 9 or 10 out of 10

Ideal Location

- TR (Travelers Rest) listed as "SC's Coolest Small Town" in Raleigh Magazine

- TR Listed among "The Best Small Towns in SC" by Southern Living

- TR is located 10 miles north of downtown Greenville SC, offering visitors and residents a blend of serenity and convenience.

- Much more can be found in Visit Greenville SC's Market Report

- Situated in the fastest-growing state in the country.

Stewardship

Stewardship is one of our core values. From innovative storm management techniques to locally sourced materials, the Compo Hotels team makes decisions based on the highest standards of preservation and protection. We have engaged experienced professionals for every aspect of the development, and pledge to be responsible and careful with the health and well-being of the land, fauna, flora, and guests entrusted to our care.

Floor Plans and Renderings

Site plan



Floorplans - Main Building Common Areas



BASEMENT FLOOR PLAN



LEVEL 1 FLOOR PLAN

Floorplans - Main Building Suites


LEVEL 2 & 3 FLOOR PLAN
TYPE C
TYPE A
TYPE B

Floorplans - Treehouses


BATH
BED ROOM
UTIL.
W/D
REF
D/W
DEN
KITCHEN/
DINING
ALTERNATING
STAIR
UP
PORCH
(2)C- 3'-0"
DASHED LINE
INDICATES
WRAPPED
PORCH OPTION
24'-0"
8' - 5"
15' - 7"
FIRST FLOOR PLAN
1/4" = 1'-0"

Rendering - Treehouses



Business Plan

The Station will target two critical markets, luxury rentals and large event hosting.

Lodging

The Station plans to offer a total of 28 rooms: 16 suites, 8 cottages, and 4 treehouses. Target performance for all lodging is 67.2% occupancy and $425 ADR with an average of 3% year-over-year growth.

Events

Between the 3,000 square foot indoor event space, the outdoor tented space, treehouse board rooms, and other available spaces, The Station aims to generate significant revenue from event hosting. Rates of these spaces are planned for $7,000, $5,000, and $1,000 respectively. With this unique combination of space offerings, The Station aims to host 198 events per year with an average gross revenue of $40,000 per event.

Food and Catering

To service both the guest and events visitors, The Station will provide a Food Hall and Catering services. The 5,500 square foot Food Hall will house 2-3 leasable restaurant spaces and offer guests diverse dining options. The 3,000 square foot indoor event space will contain full-service catering facilities to drive additional revenue.

Timeline


2019
Property assembled & purchased
Q3 2022
8 Cottage Proof of Concept opened
Q3 2024
Fundraise complete
Q4 2024
Event Space, Barn & Treehouses final design
Q4 2024
Lodge planning & permitting complete
Q1 2025
Lodge construction begins, site work for event spaces, barn & treehouses begins
Q2 2025
Event Space, Barn, Treehouses finalized, planning & permitting complete
Q3 2025
Event Space, Barn, Treehouses construction begins
Q2 2026
Construction complete & soft opening
OPEN
Q3 2026
Grand Reopening of full resort

Investment Summary

Target Investment Returns:

- 8%+ Preferred Return

- 35%+ IRR

- Return of Capital + Pref by year 5

Our People



Brice Bay, Founder & Developer

While most recently CEO of Enveritas Group, a global content marketing enterprise based in Greenville, SC, Brice has founded multiple companies in travel, publishing, technology, and marketing. In addition, he has been a sought after speaker in the hospitality industry. Brice has over 22 years of experience in hospitality marketing for major luxury hotel brands around the world, including Ritz Carlton, Fairmont Hotels and Resorts, Sofitel Hotels, Raffles, and many other global brands.



Matt Grandy, Developer

Matt brings over 20 years of experience in residential and

commercial real estate development and construction to Pisgah Hospitality. Having managed more than $175 million in residential and commercial projects throughout the Southeast during his career, Matt's extensive knowledge of planning, development, and construction management make him a valuable asset to the team.

Documents

Offering docs will be adding when offering is live

DOWNLOAD

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity here.



Resources   About Us

1708-C Augusta St. #115
Greenville, SC29605

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©Vicinity   Privacy Policy and Terms of Service

This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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EXHIBIT B – TR HOSPITALITY GROUP, LLC AMENDED AND RESTATED OPERATING AGREEMENT

AMENDED AND RESTATED OPERATING AGREEMENT
of
TR HOSPITALITY GROUP, LLC
a South Carolina limited liability company

This Amended and Restated Operating Agreement (this "Agreement") of TR Hospitality Group, LLC, a South Carolina limited liability company (the "Company"), is effective the 4th day of April, 2019, (the "Effective Date"), by and among the persons listed as Members in Schedule A attached hereto, as amended from time to time.

Preliminary Statement

The Company was organized on October 29, 2018 (the "Effective Date") by the filing of Articles of Organization (as amended from time to time, the "Articles") with the South Carolina Secretary of State. The Initial Members of the Company were Peter Brett, Brice Bay, and Thomas L. Stephenson (collectively the "Initial Members"). McVille Commercial Holdings, LLC has become a Member of the Company. All of the Members will have preferred return rights (the "Preferred Member"). This Agreement amends, restates, and replaces in its entirety any prior oral or written operating agreements of the Company, including the Operating Agreement between the Initial Members dated on or about November 1, 2018, which are rendered null and void for all matters arising hereafter. The Company's purpose is investing in qualified opportunity zone property and development of rental property in the opportunity zone.

1. CERTAIN DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

Act. The South Carolina Uniform Limited Liability Company Act of 1996, and all amendments thereto.

Additional Member. A Member other than an Initial Member or a Substitute Member.

Adjusted Capital Account Deficit. With respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account of any amounts which such Member is obligated to restore (pursuant to the terms of such Member's promissory note or otherwise) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account of the items described in §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of § 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

Admission Agreement. The Agreement between a Substitute Member and the Company described in Section 10.2 hereof, or between an Additional Member and the Company described in Section 10.3 hereof.

Affected Member. For purposes of Section 11.2, a deceased Member or Member who has incurred an Incapacity or Bankruptcy in Section 11.2.1.

Assignee. A transferee of a Membership Interest who has not been admitted as a Substitute Member.

Assignment (Assign). Any sale, assignment, transfer, exchange, hypothecation, disposition, pledge, gift, bequest, devise, or other transfer, voluntary or involuntary (including assignments upon the death, dissolution, liquidation, or other termination of a Member or otherwise by operation of law).

Bankruptcy. Bankruptcy means, with regard to any Member, a Member who: (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated a bankrupt or insolvent; (4) files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; or (6) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member's properties.

Book Value. The book value of the Company as of the last day of the month preceding the Company's receipt of a notice from the Advancing Member in accordance with Section 5.6.1(iii), as determined in accordance with generally accepted accounting principles or such other principles generally utilized by the accountants for the Company in connection with the preparation of the annual balance sheets of the Company.

Book Value Per Percentage Interest. The Book Value divided by one hundred (100).

Capital Account. The account maintained for a Member or Assignee determined in accordance with Section 5.3 hereof.

Capital Contribution. Any contribution of cash, property, services rendered, or a promissory note, or other written obligation to contribute cash or property or to perform services made by or on behalf of a Member.

Charging Order. See Section 9.4.

Code. The Internal Revenue Code of 1986, as amended from time to time.

Company Liability. Any enforceable debt or obligation for which the Company is liable or which is secured by any asset of the Company.

Company Minimum Gain. An amount determined by first computing for each Company Nonrecourse Liability any gain the Company would realize if it disposed of the assets of the Company subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of Company Minimum Gain includes such minimum gain arising from a conversion, refinancing, or other change to a debt instrument, only to the extent a Member is allocated a share of that minimum gain. For any Taxable Year, the net increase or decrease in Company Minimum Gain is determined by comparing the Company Minimum Gain on the last day of the immediately preceding Taxable Year with the Company Minimum Gain on the last day of the current Taxable Year. Notwithstanding any provision to the contrary contained herein, Company Minimum Gain and increases and decreases in Company Minimum Gain are intended to be computed in accordance with § 704 of the Code and the Regulations issued thereunder, as the same may be issued, amended and interpreted from time to time. A Member's share of Company Minimum Gain at the end of any Taxable Year equals: the sum of Company Nonrecourse Deductions allocated to that Member (and to that Member's predecessors in interest) up to that time and the distributions made to that Member (and to that Member's predecessors in interest) up to that time of proceeds of a nonrecourse liability allocable to an increase in Company Minimum Gain minus the sum of that Member's (and that Member's predecessors in interest) aggregate share of the net decreases in Company Minimum Gain plus their aggregate share of decreases resulting from revaluations of assets of the Company subject to one or more Company Nonrecourse Liabilities.

Company Nonrecourse Deductions. An amount of Company deductions, losses, and Code § 705(a)(2)(B) expenditures, as the case may be, that are treated as deductions, losses, and expenditures attributable to Nonrecourse Liabilities under the Regulations.

Company Nonrecourse Liability. A Company Liability to the extent that no Member or Related Person bears the economic risk of loss (as defined in § 1.752-2 of the Regulations) with respect to the liability.

Deceased Member. Any Member who dies while owning a Membership Interest in the Company.

Distribution. A transfer of an asset of the Company to a Member or Assignee on account of a Membership Interest as described in Sections 6 and 7 hereof.

Fair Market Value. Fair Market Value means the fair market value of Subject Interests on the date of the occurrence of the event creating the option or obligation to purchase as set forth in an independent appraisal of such Subject Interest (the "Appraisal"); provided however, that if the disinterested Managers, or purchasing Member(s) as the case may be, and the Member who is owner of the Subject Interests (or his personal representatives, heirs, successors, or assigns as the case may be) mutually agree on the value of such Subject Interest, the fair market value of such Subject Interest shall be such agreed value and no Appraisal of such Subject Interest shall be required. If the Company or any other Members desire to exercise any right to purchase granted herein and an Appraisal is necessary, the Company shall within thirty (30) days after its decision to exercise its rights or its receipt of notice of a party's intent to exercise its rights notify the certified public accountants then serving the Company of the need for an Appraisal to determine the fair market value of the Subject Interest. Thereafter the accountants shall promptly submit to the Company and the Member who is the owner of the Subject Interest (or his personal representatives, heirs, successors, or assigns as the case may be) a list of three (3) appraisers reasonably qualified, experienced, and trained to value the membership interests of a limited liability company such as the Company, with no relationship with any of the Members. The Company, or if the Company fails to exercise its rights to purchase hereunder, the other Members, and the Member who owns the Subject Interest (or his personal representatives, heirs, successors, or assigns as the case may be) shall each strike names alternately from the list, with the Member who owns the Subject Interest (or his personal representatives, heirs, successors, or assigns as the case may be) striking first, until only one name remains. The remaining named appraiser shall determine the fair market value of the Subject Interest, taking into consideration such factors as deemed appropriate and shall promptly deliver a final report and such valuation to the Company's accountants. The accountants shall notify the Company and all Members, including the Member who owns the Subject Interest (or his personal representatives, heirs, successors, or assigns as the case may be), in writing as specified herein of the fair market value of the Subject Interest as determined by the appraiser. If more than one Member purchases the Subject Interest, all Members providing such notice shall strike the appraiser jointly (with the decision of Members owning a majority of the Percentage Interests of all requesting Members to control, and if no such majority exists, then the decision of the first Member providing such notice shall control). The cost of the Appraisal shall be borne equally, one half by the purchaser(s) of the Subject Interest, and one half by the Member who owns the Subject Interest (or his personal representatives, heirs, successors, or assigns as the case may be).

Guarantee Fee. An amount determined with respect to the Members who have executed a guaranty of Company debt equal to the product of (i) one percent (1%) guaranty fee multiplied by (ii) the amount of debt of the Company guarantied by each Member guaranty as of December 31 each year. Such Guaranty Fee is due and payable in cash annually in arrears on or before the date of this Agreement. To the extent debt is incurred during a calendar year, the Guarantee Fee shall be paid on a prorated basis using the number of days the guarantee was in place an the numerator and the number of days in the year as the denominator.

Incapacity. The term "Incapacity" shall mean, with respect to any Person who is an individual, either (i) the entry of an order by a court of competent jurisdiction adjudicating the Person to be an incapacitated person so that he lacks sufficient understanding or capacity to make or communicate responsible decisions concerning his person or his property, or (ii) an affidavit of two physicians licensed to practice medicine (at least one of which is regularly attending such Person) that in their opinion, such Person, as a result of illness, age, or other cause, no long has the capacity to act prudently or effectively in his financial affairs.

Majority of Members. See Section 3.2.

Managers. Initially Peter Brett, Brice Bay, and Thomas L. Stephenson shall be the Managers of the Company, and thereafter any Person or Persons designated as an additional or substitute Manager or Managers as provided herein. The Managers shall be deemed to be the "managers" in respect of the Company, within the meaning of that term as used in the Act. Unless the context otherwise requires, the term "Manager" shall refer to any one Manager and to all such Managers, and the term "Managers" shall refer to the sole Manager, if only one, and to all such Managers, if more than one.

Member. An Initial Member, Preferred Member, Substitute Member or Additional Member. The Members shall be identified on Schedule A attached hereto, as amended from time to time.

Member Minimum Gain. An amount determined by first computing for each Member Nonrecourse Liability any gain the Company would realize if it disposed of the asset of the Company subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of Member Minimum Gain includes such minimum gain arising from a conversion, refinancing, or other change to a debt instrument, only to the extent a Member is allocated a share of that minimum gain. For any Taxable Year, the net increase or decrease in Member Minimum Gain is determined by comparing the Member Minimum Gain on the last day of the immediately preceding Taxable Year with the Member Minimum Gain on the last day of the current Taxable Year. Notwithstanding any provision to the contrary contained herein, Member Minimum Gain and increases and decreases in Member Minimum Gain are intended to be computed in accordance with § 704 of the Code and the Regulations issued thereunder, as the same may be issued, amended and interpreted from time to time.

Member Nonrecourse Liability. Any Company Liability to the extent the liability is nonrecourse under state law, and on which a Member or Related Person bears the economic risk of loss under § 1.752-2 of the Regulations because, for example, the Member or Related Person is the creditor or a guarantor.

Membership Interest. The rights of a Member or, in the case of an Assignee, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company, and all other benefits, including the rights to vote or give or withhold consent, to which such Member or Assignee may be entitled pursuant to this Agreement, together with all obligations attributable thereto pursuant to the terms of this Agreement.

Net Losses. The losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

Net Profits. The income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

Nonrecourse Liabilities. Nonrecourse liabilities include Company Nonrecourse Liabilities and Member Nonrecourse Liabilities.

Notice of Disposition. See Section 11.1.2.

Offsettable Decrease. Any adjustment, allocation or distribution described in §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6) of the Regulations that unexpectedly causes or increases a deficit balance in a Member's Capital Account as of the end of the taxable year.

Percentage Interest. A Membership Interest in the Company, expressed as a percentage. With respect to any Member, the percentage set forth on Schedule A attached hereto, as amended from time to time shall be the Member's Percentage Interest in the absence of manifest error.

Person. An individual, general partnership, limited partnership, domestic or foreign limited liability company, trust, estate, association, corporation, or any other legal entity permitted to be a member of a limited liability company under the laws of the State of South Carolina.

Preferred Member. Each Member that has invested cash or its equivalent in the Company that is entitled to a Preferred Return.

Preferred Return. An amount equal to the product of (i) five (5%) percent compounded annually (on the basis of an actual/365 payment method) multiplied by the Member's Unreturned Capital, as such amount may vary from time to time. Such Preferred Return is due and payable in cash annually on or before the date of this Agreement.

Pro Rata Basis. As among the Members, in accordance with their respective Percentage Interests.

Refinance. The entering into a loan or other debt by the Company where the Company refinances the existing debt of the Company and receives cash.

Regulations. Except where the context indicates otherwise, the permanent, temporary, proposed, or proposed and temporary regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

Related Person. A Person having the relationship to a Member that is described in § 1.752-4(b) of the Regulations.

Remaining Members. For purposes of Section 11.1, all Members other than the Transferor as described in Section 11.1.2B; for purposes of Section 11.2, all Members other than the Affected Member as described in Section 11.2.1; and the term "Remaining Members" shall mean any one of them.

Sale. See Section 12.1.

Sales Notice. See Section 12.1.

Subject Interests. A Membership Interest that (i) for purposes of Section 11.1, a Member has proposed to assign under Section 11.1.2, or (ii) for purposes of Section 11.2, is owned by a Member who is deceased or incurred an Incapacity, or Bankruptcy.

Substitute Member. An Assignee who has been admitted to all of the rights of membership pursuant to this Agreement, including but not limited to the right to participate in the management of the Company, to receive information, and to consent or approve actions of the Company.

Taxable Year. Except as otherwise required by § 706 of the Code, the taxable year of the Company shall be an annual accounting period ending on December 31 of each calendar year during the Term of the Company.

Taxing Jurisdiction. Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

Transferee. Any person or entity who acquires or is proposed to acquire any Membership Interests.

Transferor. Any Member, or the Member's legal representative, who proposes, anticipates, or should reasonable expect the Assignment of any of the Member's Membership Interests or with respect to whose Membership Interests an Assignment has been made.

Unpaid Capital. shall mean with respect to a Member on any date the excess, if any, of (i) the aggregate Capital Contributions of such Person with respect to such Person's Membership Interest as of such date, over (ii) the cumulative distributions to such Person pursuant to Subsection 7.1(c) as of such date. If any Membership Interest represented is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unpaid Capital of the transferor to the extent it relates to the transferred Interest.

Unpaid Preferred Return. With respect to each Preferred Member the excess, if any, of the Preferred Return since such Members' initial Capital Contribution to the Company, over all amounts distributed to such Preferred Member pursuant to Section 7.1 (a).

2. FORMATION

2.1   **Agreement**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms.

2.2 **Term**. The Company shall be a term company under the Act. The term of the Company commenced on the date of the filing for record of the Company's Articles of Organization in the Office of the Secretary of State for the State of South Carolina, and shall continue until October 29, 2068 unless earlier terminated by the Members or in accordance with the Act.

2.3 **Partnership Status**. Pursuant to Treasury Regulation § 301.7701-3(b)(1), for federal and state income tax purposes (but not for non-tax purposes), the Company shall be treated as either (i) a partnership, if the Company has more than one Member, or (ii) a sole proprietorship, if the Company has only one Member.

2.4 **Certain Provisions of the Act Superseded**. A Member of the Company shall have no right to dissociate from the Company by express will. Notwithstanding anything contained herein to the contrary, where inconsistent with the Act, the provisions of this Agreement shall govern the relations among the Members, Manager, Managers and Company to the fullest extent permitted by law. Furthermore, the following provisions of the Act shall not apply in any way to the Company or its Members: §§33-44-404(c); 33-44-601(1) through (5), and 33-44-601(7) through (11); 33-44-602; 33-44-603(1), (2) and (4); 33-44-701; 33-44-702; and 33-44-801(5). To the fullest extent permitted by law, the terms and provisions of § 33-44-701 of the Act shall not apply, including without limitation the obligation of a limited liability company to purchase a Member's interest under the terms and conditions set forth in such section. Because the terms and provisions of § 33-44-701 of the Act shall not apply to the Company or its Members, the Company shall not dissolve, as provided in § 33-44-801(4)(d) of the Act, upon application by a Member for failure to comply with § 33-44-701 of the Act.

3. MEMBERS

3.1 **Names and Addresses**. The names and addresses of the Members are as reflected on Schedule A attached hereto and by this reference made a part hereof as if set forth fully herein, as amended from time to time. For all purposes, the Initial Members shall be deemed admitted as Members of the Company as of the Effective Date.

3.2 **Majority Vote of Members**. All Members shall be entitled to vote on any matter submitted to a vote of the Members. Except as otherwise set forth herein, whenever any matter is required or allowed to be approved by a Majority of Members, such matter shall be considered approved or consented to upon the receipt of the consent or affirmative approval of Members owning more than one-half (1/2) of the aggregate Percentage Interests of Members entitled to vote on a particular matter. Assignees shall not be considered Members entitled to vote for the purpose of determining a Majority of Members unless admitted as a Substitute Member as provided in Section 10.2 hereof. In elections of Managers, those candidates receiving the greater number of votes cast of outstanding Percentage Interests held by Members (although not necessarily a majority of votes cast) shall be elected.

3.3   **Indemnification of Members**. The Company shall indemnify the Members of the Company to the fullest extent legally permissible under applicable South Carolina law from any liability resulting from any act performed by them within the scope of the authority conferred upon them by this Agreement, except for acts of gross negligence or willful misconduct.

3.4   **Waiver of Action for Partition**. Each Member irrevocably waives any right that they may have to maintain any action for partition with respect to the property of the Company.

3.5   **No Authority of Members to Bind the Company**. No Member is an agent of the Company for purposes of its business and affairs without the prior approval of the Company.

3.6   **Fiduciary Duties of Managers and Members**. Except as set forth in Section 3.7, to the fullest extent set forth in the Act, each Member and Manager owes a fiduciary duty to the Members and the Company. Nothing contained herein shall be interpreted in any way to increase the fiduciary duties set forth in the Act which are owed by a Member or Manager to the Members or the Company.

3.7   **Other Business Interests by Members and Managers**. To the extent permitted by the Act and except as provided in Section 15, any of the Member(s) and Manager(s) may engage in or possess an interest in other business ventures of any nature and description independently or with others. Neither the Company nor its Member(s) shall have any right by virtue of this Agreement in and to said independent ventures or to the income or profits derived therefrom. Furthermore, the Member(s) and Manager(s) shall be under no duty to devote themselves full time to the business of the Company, but shall devote only such time as they deem necessary to conduct the Company's business in an efficient manner.

3.8   **Loans by Members**. With the approval of a majority of the Managers (which may include the proposed lender) any Member may in his discretion make one or more loans to the Company to provide working capital. Such loans shall be made upon market rates and terms as agreed between the parties to such loan.

3.9   **Guaranty Contribution Rights.**
    A.   Payments Pursuant to Member Personal Guaranties. In connection with guaranties, if any, of obligations of the Company, or any subsidiary of the Company, made by any Members of the Company, each of the Members, including (without limitation) each Additional Member and Substitute Member, hereby (i) agrees that, as among the Members, no Member shall be required to make payments pursuant to any one or more of guaranties of Company obligations (as described below) other than on a Pro Rata Basis, and (ii) grants to each other Member ratable contribution rights for such guaranties, which shall arise whenever any payment is made pursuant to any one or more guaranties of Company obligations (as described below) by a Member in accordance with their respective Percentage Interests in the Company at the time any such right of contribution shall arise; provided however, that such obligations of the Members to the other Members with respect to such payments and contribution rights shall not apply to a guaranty to a Person who is an affiliate of a Member unless such guaranty was approved or given by all Members who were Members at the time such guaranty was granted. For purposes of this Section 3.9, the making of a "payment pursuant to any one or more guaranties of Company obligations" or words

of similar import shall include (without limitation): (i) any payment made by a Member pursuant to any one or more of guaranties of obligations of the Company or any subsidiary of the Company; or (ii) any transfer, sale, liquidation, foreclosure, or levy against a Member's property in partial or full satisfaction of any such guaranties of obligations of the Company or any subsidiary of the Company. This right of contribution shall apply whether or not all Members have guarantied the subject obligation of the Company, unless otherwise agreed by the Members.

B.   Remedies. In the event that any Member makes a payment to a third party under any guaranty of a Company obligation or to another Member as a result of contribution under Section 3.9 A above, such Members making payments shall be entitled to all remedies available at law or in equity against the Company and its assets, or in the alternative at such Member's discretion, each such Member making payments may elect to treat such payments as Capital Contributions or as loans or advances to the Company on the behalf of such Member bearing interest at the rate of 10% per annum, to the extent such Member is not repaid by contributions from other Members or the Company. Any such loan or advance shall be repayable by the Company upon demand by the Member making such loan or advance, unless otherwise agreed by such Member. Furthermore, in the event that any Member makes a payment of all or any portion of another Member's obligations (pursuant to Section 3.9 A or otherwise) to the third party under any such personal guaranty, such Member making payments shall be entitled to all remedies available at law or in equity against such other Member to recover the amount of such payments plus interest at the rate of ten percent (10%) per annum.

C.   Guaranties by all Members. In the event that guaranties by any one or more Members becomes necessary in order for the Company to obtain required credit as determined by the Managers, no Member shall be obligated to provide any such guaranty unless (i) the Managers unanimously request such guaranty, and (ii) all Members agree to provide a substantially similar guaranty. To the extent practicable, whenever guaranties are provided, the Company and the Members shall endeavor to restrict the obligations of the Members pursuant to such guaranties on a Pro Rata Basis. Anything contained herein to the contrary notwithstanding, no Member shall be required to provide any guaranty of a Company obligation to an affiliate of a Member.

D.   No Third Party Beneficiaries. Notwithstanding anything contained herein to the contrary, neither the Company nor any third party shall be entitled to seek any benefit from or under the contribution rights and other terms and provisions of this Section 3.9.

E.   Limitations on Guaranty. No Member shall be required to guaranty any debt of the Company in excess of such Guarantor's Pro Rata ownership in the Company unless otherwise agreed upon by the Members.

4. MANAGEMENT OF THE COMPANY

4.1   **Management By Managers**. The ordinary and usual decisions concerning the business affairs of the Company shall be made by the Managers, who may exercise all of the powers of the Company except as otherwise provided by law or this Agreement. All management and other responsibilities not specifically reserved to the Members in this Agreement shall be vested in the Managers, and the Members shall have no voting rights except as specifically provided in this Agreement. Except as otherwise set forth herein, all Managers shall be entitled to vote on any matter submitted to a vote of the Managers.

4.2   **Authority of Managers to Bind the Company**. Every Manager is an agent of the Company for purposes of its business and affairs, and the act of any Manager, including but not limited to, the execution in the name of the Company of any instrument, for apparently carrying on in the usual way the Company's business or businesses of the kind carried on by the Company binds the Company, unless the Manager so acting has, in fact, no authority to act for the Company in the particular matter and the person with whom the Manager is dealing has knowledge of the fact that the Manager has no such authority.

4.3   **Number of Managers**. Initially the Company shall have three (3) Managers. The number of Managers may be increased or decreased from time to time by the vote or consent of a Majority of Members.

4.4   **Tenure of Managers**. Each Manager shall serve until his death, Incapacity, resignation, or removal as provided in Section 4.5 hereof, or, in the case of an entity Manager, its liquidation and dissolution, or removal as provided in Section 4.5 hereof. A Manager need not be a Member of the Company. The Persons identified as "Managers" on Schedule A hereto are currently serving as the Managers, and shall continue to serve as the Managers as provided herein.

4.5   **Removal of Manager**. A Manager may be removed with or without cause, for any or no reason, upon the receipt of the consent or affirmative approval of a Majority of Members, it being understood that if the Manager is also a Member, the Manager shall be entitled to vote as a Member in accordance with such Manager's Membership Interest. The authority of such Manager to act shall terminate upon the issuance of written notice to such Manager, signed by such Members voting in favor of removal and properly acknowledged by a Notary Public or by any other person legally authorized to take oath to the effect that such Manager has been removed. The removal of a Manager who is a Member shall not prevent such Member, after his or her removal, from participating as a Member in the selection of a new Manager.

4.6   **Vacancies**. A new Manager shall be elected by the Members to fill any vacancy created by the removal with or without cause, or for the resignation, death, or Incapacity of a Manager. Any vacancy created by an increase in the number of Managers shall be filled by the consent or approval of the Members. In elections of Managers, those candidates receiving the greater number of votes cast of outstanding Percentage Interests held by Members (although not necessarily a majority of votes cast) shall be elected. The term of a Manager elected to fill a vacancy expires on such Manager's death, Incapacity, resignation, or removal as provided in Section 4.5 hereof, or, in the case of an entity Manager, its liquidation and dissolution, or removal as provided in Section 4.5 hereof.

4.7   **Actions Requiring a Vote of Managers**. Except as otherwise specifically set forth herein, all actions of the Company require the consent or approval of a majority of the Managers. Whenever any matter is required or allowed to be approved by a majority of the Managers, such matter shall be considered approved or consented to upon the receipt of either (i) the written consent of more than one half (1/2) of the Managers then in office, or (ii) the affirmative vote of more than one-half (1/2) of the number of Managers participating in a meeting at which a quorum is present.

4.8 **Approval of Members**. Notwithstanding any contrary provision of this Agreement, the Manager(s) shall not take any of the following actions without first obtaining the unanimous written approval or consent of the Members:

(a) borrow money and issue evidences of indebtedness or to guarantee loans and to secure the same by mortgage, deed of trust, pledge or other lien on any assets or property of the Company and to pay, prepay, extend, amend or otherwise modify the terms of any such borrowings;

(b) take advantage on behalf of the Company of any federal or state bankruptcy or insolvency law or similar law for the relief of debtors;

(c) initiate in the name or on the account of the Company any lawsuit or other judicial proceeding;

(d) commit or suffer any acts which would make it impossible to carry out the operation of the business of the Company;

(e) change or reorganize the Company into any other legal form or dissolve or voluntarily terminate the Company;

(f) admit to the Company an additional Member or Substitute Member (as defined hereinbelow);

(g) amend this Agreement;

(h) amend the Articles of Organization for the Company; or

(i) do any act on behalf of the Company that contravenes this Agreement or the Articles of Organization, including without limitation any written provision thereof which expressly limits the purpose, business, or affairs of the Company or the conduct thereof.

4.9 **Indemnification of Managers**. The Company shall indemnify the Managers of the Company as follows:

4.9.1 The Managers shall be indemnified by the Company to the fullest extent legally permissible under applicable South Carolina law from any liability resulting from any act performed by them within the scope of the authority conferred upon them by this Agreement, except for acts of gross negligence or willful misconduct or for damages arising from any material misrepresentation; provided, however, that any indemnity under this Section shall be provided out of and be limited to the extent of the Company assets only and shall not include any liabilities arising under the Securities Act of 1933, the

Securities Exchange Act of 1934, and applicable state securities laws, and no Manager shall have any personal liability therefor;

4.9.2 The Managers shall not be liable to the Company or to any Member for or as a result of any act, omission or error in judgment which was taken, omitted or made by them in the exercise of their judgment and good faith under this Agreement and which does not constitute willful misconduct or gross negligence; and

4.9.3 The Managers may consult such legal or other professional counsel as they may select and any action taken or omitted by them in good faith reliance on, and in accordance with, the opinion or advice of such counsel shall be full protection and justification to them with respect to the action taken or omitted.

4.10 **Respective Rights and Duties of Managers and Members**. To the extent permitted by the Act and otherwise to the extent not inconsistent with the terms of this Agreement or the Articles, it is the intent of the parties that:

(a) the Managers shall have the power to do and perform such acts, statutory and otherwise, with respect to which the board of directors of a South Carolina corporation would have with respect to such South Carolina corporation;

(b) except as otherwise provided herein, the Managers shall generally function as, comply with procedures for, and may be referred to as, a board such as a board of directors of a South Carolina corporation; and

(c) except to the extent expressly provided herein, the Members shall have no power or authority whatsoever with respect to the management of the business and affairs of the Company.

4.11 **Officers**. The Managers may in their discretion appoint officers of the Company in a manner consistent with a corporation under the South Carolina Business Corporation Act of 1988, as amended. Such officers may or may not include one or more of the following, who shall have such duties and authority as assigned or delegated by the Managers: President, one or more Vice Presidents, Secretary, Treasurer, Compliance Officer, and one or more assistant officers. If appointed, such officers shall serve at the pleasure of, and shall be subject to, the Managers. In the absence of assignment and delegation of duties and authority to such officers, if appointed, such officers shall have the duties and authority customary for such officers serving a South Carolina corporation.

5. CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1 **Initial Contributions**. Each Initial Member has made the Capital Contribution described for that Member on Schedule A on the terms specified on Schedule A. Except with respect to the Preferred Return or as otherwise provided herein, no interest shall accrue on any Capital Contribution, and no Member shall have the right to withdraw or be repaid any Capital Contribution.

5.2   **Contributions of Additional Members**. Pursuant to the terms set forth in Section 10.3 hereof, each Additional Member shall make the Capital Contribution described in an Admission Agreement in accordance with the terms thereof.

5.3   **Maintenance of Capital Accounts**. The Company shall establish and maintain a Capital Account for each Member and Assignee. Each Member's Capital Account shall be increased by (1) the amount of any cash actually contributed by the Member to the capital of the Company, (2) the fair market value of any other property contributed, as determined by the Company and the contributing Member at arm's length at the time of contribution (net of liabilities assumed by the Company or subject to which the company takes such property, within the meaning of § 752 of the Code), and (3) the Member's share of Net Profits and of any separately allocated items of income or gain, including income and gain exempt from tax (and including any income or gain allocated to the Member in accordance with § 1.704-1(b)(2)(iv)(g) of the Regulations). Each Member's Capital Account shall be decreased by (1) the amount of any cash distributed to the Member by the Company, (2) the fair market value of any other property distributed to the Member (net of liabilities of the Company assumed by the Member or subject to which the Member takes such property within the meaning of § 752 of the Code), (3) the Member's share of any non-capital expenses of the Company which are not deductible for federal income tax purposes; and (4) the Member's share of Net Losses and of any separately allocated items of loss or deduction (including any loss or deduction allocated to the Member in accordance with § 1.704-1(b)(2)(iv)(g) of the Regulations). Notwithstanding any provision to the contrary contained herein, each Member's Capital Account shall be determined and maintained strictly in accordance with Code §704(b) and the Regulations thereunder, as the same may be issued, amended and interpreted from time to time, including, as applicable, any hypothetical adjustments required thereby.

5.4   **Distribution of Assets**. If the Company at any time distributes any of its assets in-kind to any Member, the Capital Account of each Member shall be adjusted to account for that Member's allocable share (as determined under Section 6 below) of the Net Profits or Net Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution. A Member has no right to demand and receive any Distribution in any form other than cash.

5.5   **Sale or Exchange of Interest**. In the event of a sale or exchange of some or all of a Member's Interest in the Company, the Capital Account of the transferring Member shall become the capital account of the Assignee, to the extent it relates to the portion of the interest transferred.

5.6   **Call for Capital Contributions**. Upon unanimous consent of the Members, Members shall be required to make additional Capital Contributions to the Company. Such funds shall be contributed by the Members by forwarding the same to the Company within fifteen (15) days after written request therefor is made by the Company. Each Member shall be obligated to contribute a portion of the aggregate additional Capital Contribution calculated based upon the Member's respective Percentage Interest in effect at the time of the request therefor.

5.6.1   Failure to Meet Call for Capital Contribution.

(i)   If any Member (the "Defaulting Member") shall fail or refuse to contribute to the Company any Capital Contribution within the fifteen (15) day period described in Section 5.6 the other Members or any of them (the "Advancing Members") may at their option, in addition to such rights as they may have at law or in equity, advance such funds for the account of the Defaulting Member (a "Capital Advance"). Unless otherwise agreed among the Advancing Members, all Members desiring to advance funds shall do so on a pro rata basis based on the Percentage Interests of such Members.

(ii)   In the event that a Capital Advance has been made, the Defaulting Member shall pay to the Advancing Members without further demand the amount of such Capital Advance, with interest at the rate quoted as the "Prime Rate" in the Money Section of the Wall Street Journal on the date of the Capital Advance, plus 4% per annum, from the date the Capital Advance was made (plus the costs of collection, including attorney's fees and costs); provided, however, that in the event the Advancing Members elect to amend the Percentage Interests, this Section 5.6.1(ii) shall not be applicable as of the date of such election.

(iii)   If a Capital Advance and accrued interest thereon is not repaid by the Defaulting Member to the Advancing Member within one hundred eighty (180) days from the date of advancement, the Advancing Member shall have the right to amend the Percentage Interests of the Defaulting Member and the Advancing Member by notice to the Defaulting Member and the other Members. Upon receipt of such notice, unless all the Members otherwise consent in writing, the Percentage Interest of the Defaulting Member shall be decreased, and the Percentage Interest of the Advancing Member increased, by a percent equal to the sum of the Capital Advance advanced by such Advancing Member for the account of the Defaulting Member and accrued but unpaid interest thereon, divided by the Book Value Per Percentage Interest; provided however, in no event shall the Percentage Interests of the Advancing Members in the aggregate increase by more than the amount the Percentage Interest of the Defaulting Member is decreased hereunder. Unless otherwise expressly agreed in writing, an amended Percentage Interest, occasioned as provided above, shall not be changed by the fact that a Defaulting Members shall meet any future call of the Company within the allotted time periods or shall meet any call of the Company after fifteen (15) days have elapsed from the time of advancement thereof by the Advancing Members. Any Percentage Interest increase or decrease occurring as a result of this Section 5.6.1(iii) shall be evidenced by the change in the Percentage Interest owned by the respective Members.

(iv)   Notwithstanding anything contained herein to the contrary, until (a) the Capital Advance and any accrued but unpaid interest thereon is paid in full to the Advancing Members, or (b) the Defaulting Members Percentage Interest is adjusted in accordance with Section 5.6.1(iii) above, all distributions to be made to the Defaulting Member in respect to his Percentage Interest under this Agreement shall be made to the Advancing Member(s), and shall be applied first to accrued and unpaid interest and then to principal, before any of such distributions are paid to the Defaulting Member.

6. ALLOCATIONS

6.1   **Allocations of Net Profits and Net Losses from Operations**. Except as may be required by § 704(c) of the Code, and after giving effect to the special allocations set forth in

Section 6.2 hereof, Net Profits, Net Losses, and other items of income, gain, loss, deduction and credit shall be apportioned among the Members as follows:

6.1.1 <u>Income</u>. Income for any Taxable Year, or fraction thereof, shall be allocated to the Members in the following order and priority:

6.1.1.1 First, to the Members in an amount equal to the Net Losses previously allocated pursuant to <u>Section 6.1.2.2</u> hereof until the cumulative Net Profits allocated pursuant to this Subsection 6.1.1.1 equals the cumulative prior allocations of Net Losses under that Subsection; and

6.1.1.2 Second, to earned paid and unpaid Preferred Return and Guarantee Fees.

6.1.1.3 Third, to the Members in accordance with their Percentage Interests.

6.1.2 <u>Net Losses</u>. Net Losses for any Taxable Year, or fraction thereof, shall be allocated in the following order and priority:

6.1.2.1 First, to the Members who have been allocated Net Profits pursuant to Subsection 6.1.1.3 in same relative amounts that the Members were allocated Net Profits pursuant to such Subsection;

6.1.2.2 Second, to the Members who have been allocated Net Profits pursuant to Subsection 6.1.1.2 in same relative amounts that the Members were allocated Net Profits pursuant to such Subsection;

6.1.2.3 Third, Net Losses shall be allocated to the Members according to their Percentage Interests.

6.1.2.4 The Net Losses allocated pursuant to <u>Section 6.1.2</u> hereof shall not exceed the maximum amount of Net Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Losses pursuant to <u>Section 6.1.2</u>, the limitation set forth in this <u>Section 6.1.2.4</u> shall be applied on a Member by Member basis so as to allocate the maximum permissible Net Losses to each Member under § 1.704-1(b)(2)(ii)(d) of the Regulations. All Net Losses in excess of the limitation set forth in this <u>Section 6.1.2.4</u> shall be allocated to the Members in accordance with their Percentage Interests.

6.2 **Special Allocations**. The following special allocations shall be made in the following order:

6.2.1 <u>Company Minimum Gain Chargeback</u>. Except as otherwise provided in § 1.704-2(f) of the Regulations, notwithstanding any other provision of this <u>Section 6</u>, if there is a net decrease in Company Minimum Gain for a Taxable Year, each Member shall be specially allocated items of income and gain for that Taxable Year (and, if necessary, for succeeding Taxable Years) in accordance with the Regulations. The allocation required by this Section 6.2.1 shall be made prior to any other allocation of Company items for the year but subsequent to all distributions for the year. This Section 6.2.1 is intended to comply with the minimum gain chargeback requirement in § 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

6.2.2   Member Minimum Gain Chargeback. Except as otherwise provided in § 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Section 6, if there is a net decrease in Member Minimum Gain for a Taxable Year, any Member with a share of that Member Minimum Gain (as determined under § 1.704-2(i)(5) of the Regulations) as of the beginning of that Taxable Year shall be specially allocated items of income and gain for that Taxable Year (and, if necessary, for succeeding Taxable Years) equal to that Member's share of the net decrease in the Member Minimum Gain, as determined in accordance with § 1.704-2(i)(4) of the Regulations. The allocation required by this Section 6.2.2 shall be made subsequent to the allocation in Section 6.2.1 above and prior to any other allocation of Company items for the year. This Section 6.2.2 is intended to comply with the minimum gain chargeback requirement in § 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

6.2.3   Qualified Income Offset. In the event any Member unexpectedly receives an Offsettable Decrease, items of income and gain shall be specially allocated to such Member (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to offset such Offsettable Decrease as quickly as possible in accordance with the Regulations. The allocation required by this Section 6.2.3 shall be made subsequent to the allocations in Section 6.2.1 and Section 6.2.2 above and prior to any other allocation of Company items for the year.

6.2.4   Section 754 Adjustment. Appropriate adjustments shall be made in the allocations to the Members under this Article 6 in order to reflect adjustments in the basis of Company property permitted pursuant to an election made by the Managers under Section 754 of the Code. The Company will make the basis adjustments and calculate depreciation deductions in accordance with such adjustments only for those transferees who supply information to the Managers that enables the Managers to determine when, and at what price, the transferee acquired its interest.

6.3   **Overriding Allocations for Contributed Property**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members for tax purposes so as to take account of the variation between the basis of such property to the Company and its fair market value in accordance with § 704(c) of the Code.

6.4   **Varying Interests in the Company**. Allocations to any Member whose Membership Interest changes during a Taxable year or to any Member who is a Member for less than a full Taxable year shall be made in accordance with § 706(d) of the Code and the Regulations promulgated thereunder to take into account the Member's varying Membership Interest in the Company during the Taxable Year.

7. DISTRIBUTIONS

7.1 **Interim Distributions**. Subject to the limitations contained herein, from time to time, the Company shall determine in its reasonable judgment to what extent, if any, the Company's cash on hand exceeds the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves, and mandatory distributions, if any. To the extent such excess exists, the Company upon the vote or consent of a Majority of Managers may make distributions to the Members in accordance with their Percentage Interests, except as provided in Section 7.1(a) and 7.1(b) below. Such distributions shall be in cash or property (which need not be distributed proportionately) or partly in both, as determined by the Managers.

7.1(a) First, to the Members, prorata until the Preferred Members' accrued Unpaid Preferred Return and unpaid Guarantee Fees are reduced to zero;

7.1(b) Second, after the Preferred Return is paid, all distributions of cash generated by operations of the Company's property shall be distributed on a Pro Rata Basis.

7.1(c) All distributions of cash generated by a Refinance or Sale of the Company, the sale of all or substantially all of the Company's property or the refinancing of debt of the Company shall be first distributed to Members as set forth in Section 7.1(a), then to Members with an Unpaid Capital balance until the Unpaid Capital balance is zero (on pro rata basis based upon the Unpaid Capital of each Member as a percentage of all Unpaid Capital), then on a Pro Rata Basis.

7.2 **Distributions to Pay Taxes**. Upon consent of a Majority of the Members, the Company shall, to the extent permitted by applicable law, make Distributions to the Members and Assignees at least equal to the estimated federal and state income tax attributable to their pro rata share of the Company's net income pursuant to the Code. This estimated tax liability, which shall be computed by the accountant who regularly prepares the Company's tax returns, shall be computed on the basis of (i) the highest state marginal tax rate in South Carolina, and (ii) the highest federal marginal rate, each applicable to individuals on capital gains and other taxable income for the tax year in question. Unless prevented from making any distributions under applicable state law or the Members unanimously otherwise agree, the total amount of the minimum mandatory Distribution required by this Section shall be declared and paid no later than April 15 of the calendar year following the close of the Company's Taxable Year. The Distributions made to Members or Assignees during the prior Taxable Year of the Company shall be taken into account in determining the amount, if any, of additional Distributions that must be made by the following April 15 in order to meet the requirements of this Section.

7.3 **Set Off and Recoupment**. In addition to any other available remedies, the Company shall have the right of set off and recoupment against any Distributions to any Member in the event that a Member breaches this Agreement or any right of indemnification arises in favor of the Company under this Agreement. The inclusion of this special set off or recoupment provision shall not effect the availability, if any, of rights of set off or recoupment arising at law or in equity.

8. TAXES

8.1 **Taxes of Taxing Jurisdictions**. To the extent that the laws of any Taxing Jurisdiction require, each Member requested to do so by the Company shall submit an agreement indicating that the Member will make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, penalty and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a Distribution for purposes of Section 7 hereof. The Company may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Members on such income to the Taxing Jurisdiction, in which case the Company shall inform the Members of the amount of such tax, interest and penalties so paid.

8.2 **Tax Matters Partnership Representative.** Brice Bay is designated as the "tax matters partnership representative" of the Company pursuant to Section 6223 of the Code. The Company agrees to indemnify the tax matters partnership representative for good faith actions taken and costs incurred in such capacity.

9. ASSIGNMENT OF MEMBERSHIP INTERESTS

9.1 **Assignment**. A Member or Assignee may not Assign all or any portion of the Member's or Assignee's Membership Interest except in accordance with this Agreement. Any attempted Assignment of a Membership Interest, or any part thereof, not in compliance with Sections 9 and 11 is null and void. Notwithstanding anything contained herein to the contrary, no Membership Interest shall be Assigned (i) if such Assignment, alone or when combined with other transactions, would result in a termination of the Company within the meaning of § 708 of the Code, unless this requirement is waived in writing by the Managers; or (ii) without an opinion of counsel satisfactory to the Managers that such Assignment is subject to an effective registration under, or exempt from the registration requirements of, the applicable state and federal securities laws, unless this requirement is waived in writing by the Managers.

9.2 **Effect of Assignment On Transferor/Statement of Dissociation**. Upon an Assignment of all of the Membership Interests of a Transferor, such Transferor shall be deemed to have resigned as a Manager, Member, officer and/or employee of the Company. The Transferor is not released from his liability, if any, as a Member solely as a result of the Assignment. If a Member ceases to be a Member of the Company pursuant to this Section, the Company in its sole discretion may file a statement of dissociation with the South Carolina Secretary of State in accordance with § 33-44-704(a) of the Act.

9.3 **Pledge or Granting of Security Interest**. No Member shall pledge or grant a security interest, lien, or other encumbrance (collectively a "Pledge") in or against any or all of a Membership Interest in favor of another person or entity (the "Secured Party") without first obtaining the written consent of the Managers, which consent may be withheld for any or no reason. Any attempted Pledge of a Membership Interest not in compliance with this Section is null, void, and without effect. In no event, including without limitation any breach of or default under an agreement between such Member and the Secured Party, shall a Secured Party have any rights in the Company greater than that of an Assignee, unless such Secured Party is subsequently admitted as a Substitute Member.

9.4 **Rights of Judgment Creditors**. On application to a court of competent jurisdiction by any judgment creditor of a Member, the court may charge the Membership Interest of a Member with payment of the unsatisfied amount of the judgment or its equivalent against a Membership Interest (a "Charging Order"). To the extent so charged, the judgment creditor has only the rights of an Assignee.

10. ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBERS

10.1 **Rights of Assignees**. The Assignee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive the Distributions and return of capital, and to be allocated the Net Profits and Net Losses attributable to the Assigned Membership Interest.

10.2 **Admission of Substitute Members**. An Assignee of a Membership Interest shall be admitted as a Substitute Member and admitted to all the rights of the Member who initially assigned the Membership Interest only with the unanimous consent of the Members. Any Member may grant or withhold the approval of such admission for any or no reason in his sole and absolute discretion. The consent and approval of a Member shall be evidenced in a writing dated and signed by the Member. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Membership Interest. The admission of a Substitute Member, without more, shall not release the Member originally assigning the Membership Interest from any liability to the Company that may exist prior to the approval. A proposed Substitute Member shall not become a Member of the Company unless and until the Company receives from the Assignee the information and agreements that the other Managers may reasonably require, including but not limited to, an Admission Agreement binding the Assignee to the terms of this Agreement, any taxpayer identification number, and any agreement that may be required by any Taxing Jurisdiction.

10.3 **Admission of Additional Members**. Contingent upon the receipt of certain information and agreements as may be reasonably required by the Members and as described in this Section, upon the unanimous consent of the Members, the Company may permit the admission of Additional Members and determine the Capital Contributions of such Additional Members. Any Member may grant or withhold the approval of such admission for any or no reason in his sole and absolute discretion. The consent and approval of a Member shall be evidenced in a writing dated and signed by the Member. If so admitted, the Additional Member has all the rights and powers and is subject to all the restrictions and liabilities of the other Members of the Company.

A proposed Additional Member shall not become a Member of the Company unless and until the Company receives from the proposed Additional Member the information and agreements that the Managers may reasonably require, including but not limited to, an Admission Agreement binding the proposed Additional Member to the terms of this Agreement, any taxpayer identification number, and any agreement that may be required by any Taxing Jurisdiction.

11. TRANSFERS AND BUY-OUT RIGHTS

11.1   **Right of First Refusal.**

11.1.1 <u>Requirement of Notice of Disposition</u>. Notice of Disposition (as herein defined) shall be given by any Transferor as provided for by <u>Section 11.1.2</u> of this Agreement not less than sixty (60) days prior to any proposed or contemplated Assignment of any Membership Interests other than Assignment pursuant to <u>Section 11.4.</u> Where, as the result of the death of the Transferor or otherwise, no such Notice of Disposition is given and an Assignment of any Membership Interests occurs, the Transferee thereof shall become obligated to give such Notice of Disposition within thirty (30) days after such Assignment; provided, however, such obligation or action of the Transferee shall in no way relieve the Transferor from any liability arising out of the Transferor's failure to give the required Notice of Disposition.

11.1.2 <u>Giving Notice of Disposition and Making of Offers</u>.

A.   <u>Notice of Disposition</u>. Notice of Disposition (the "Notice of Disposition") shall be given by the Transferor (or his personal representatives, heirs, successors, or assigns, as the case may be) or Transferee to the Company and all Members except the Transferor setting forth all material facts and substantive terms and conditions of the Assignment including, without limitation, the following:

> (i)   the percentage and identity of Membership Interests to which the proposed Assignment relates (the "Subject Interests");
>
> (ii)   the price at which the Subject Interests have been or will be disposed of and all terms of payment and other material facts and substantive terms and conditions of the proposed Assignment; and
>
> (iii)   the names and addresses of the Transferor and the Transferee(s).

B.   <u>Order of Priority of Offers</u>. In addition to the material facts and substantive terms and conditions of the proposed Assignment, the Notice of Disposition shall state that it is given pursuant to this Agreement and shall constitute an offer to sell all (and not less than all) the Subject Interests on the terms as provided by <u>Section 11.1.3</u> of this Agreement first to the Company, and if the Company fails to exercise its rights of purchase hereunder (as determined by the disinterested Managers), then second to the Members other than the Transferor (collectively the "Remaining Members") on a Pro Rata Basis. Such offer to the Company shall remain open for fifteen (15) days following the date on which the Notice of Disposition is given to the Company. Such offer to the Remaining Members shall remain open for fifteen (15) additional days following the latter of either (i) the expiration of the offering period to the Company or its written notice to all Remaining Members of its rejection of such offer, or (ii) the date on which the Notice of Disposition is given to the last Remaining Member.

11.1.3 <u>Terms of Purchase</u>. If any offer is accepted, the purchase of the Subject Interests by either the Company or the Remaining Members shall be made at the price and according to the terms contained in the Notice of Disposition pursuant to <u>Section 11.1.2.A</u> above; provided, however, that if the anticipated Assignment does not involve monetary consideration or is not a bona fide sale (as defined hereinbelow), the price and the terms shall be as set forth in <u>Section 11.5</u> below. "Bona fide sale" means a sale to a ready, willing and able buyer in an arms-length transaction.

11.1.4 <u>Notice of Acceptance</u>. Where the Company (upon a vote of the disinterested Managers) or any Remaining Member desires to purchase the Subject Interests, such purchaser shall give notice of acceptance to the Transferor, the Transferee, the Company, and all other Members. The notice of acceptance shall apply to all the Subject Interests and shall be given before the expiration of the applicable offering period provided in <u>Section 11.1.2</u> of this Agreement.

11.1.5 <u>Purchase by More than One Remaining Member</u>. Where more than one Remaining Member gives notice of acceptance as provided herein, each such Remaining Member shall purchase a pro rata portion of the Subject Interests based upon the Percentage Interest of the Membership Interests then owned by each such Remaining Member bears to the total Percentage Interests of the Membership Interests of all Remaining Members accepting the offer, unless otherwise agreed among all Remaining Members accepting the offer.

11.1.6 <u>Failure to Make Required Offer and Notice of Disposition</u>. If a Member fails to make a required Notice of Disposition pursuant to <u>Section 11.1.1</u>, at the exclusive discretion of the Company (as determined by the disinterested Managers), or of any Remaining Member, an offer pursuant to <u>Section 11.1.2</u> shall be deemed to have been made by both the Transferor and Transferee; and the Company or any Remaining Member may give notice of acceptance as provided by <u>Section 11.1.4</u> of this Agreement as if a Notice of Disposition had been received by them. Any such notice of acceptance shall constitute a Notice of Disposition to the recipients of such notice of acceptance, and the applicable offering period established by <u>Section 11.1.2</u> of this Agreement shall be computed from the date of receipt of such notice of acceptance by each such recipient. All other provisions of this Agreement shall then apply as if the required Notice of Disposition had been made, except that nothing herein shall relieve a person of failing to make the required Notice of Disposition from any liability arising out of such failure.

11.1.7 <u>Failure to Purchase</u>. If neither the Company nor the Remaining Members elect to purchase the Subject Interests as provided in this Section, the Transferor shall be free to dispose of the Subject Interests to the proposed Transferee for a period of ninety (90) days after the expiration of the periods specified in <u>Section 11.1.2</u> of this Agreement and for a price and on the terms no less favorable to the Transferor than those set forth in the Notice of Disposition. Any desire of the Transferor to dispose of the Subject Interests to the proposed Transferee after the ninety (90) day period provided for in this <u>Section 11.1.7</u> renews all requirements and time guidelines set forth in this Section, and the Assignment must comply in all respects with the provisions set forth in this Section before such Assignment is effectuated or else be deemed in breach of this Agreement. Notwithstanding any other provisions of this Agreement, the Company shall have the right to purchase all the Subject Interests at any time after the expiration of the periods specified in Section 11.1 of this Agreement and prior to the expiration of the ninety (90) day period provided for in this Section 11.1.7 on the terms as set forth in this Agreement, but only until such time as the Transferor assigns the Subject Interests to the proposed Transferee or enters into a binding agreement for such Assignment.

11.2. Buy-Out on Death, Incapacity, Bankruptcy, or Charging Order.

11.2.1. Rights to Buy-Out. In the event of the Death, Incapacity, Bankruptcy, or issuance of a Charging Order, (for the purposes of this Section 11.2, the "Affected Member"), first the Company and if the Company fails to exercise its rights hereunder, second each and every surviving or remaining Member of the Company (collectively the "Remaining Members") on a Pro Rata Basis, shall have the right to purchase all (and not less than all) of the Subject Interests of the Company owned by such Affected Member as hereinafter provided. The Affected Member or his representative shall timely notify the Company in writing of the occurrence of any such triggering event.

11.2.2. Option Period. Upon being informed of the Death, Incapacity, Bankruptcy, or issuance of a Charging Order the Company shall be obligated to immediately give notice to each Remaining Members of such Death, Incapacity, Bankruptcy, or issuance of Charging Order. The Company, and any Remaining Members may exercise the right to purchase the Subject Interests within thirty (30) days and sixty (60) days, respectively, of the date on which notice is given to the respective parties; otherwise such rights shall terminate; provided however, that the respective option periods during which such rights may be exercised shall be extended by an amount of time equal to the time during which such triggering event shall have been concealed by the Affected Member or his representatives. Any of the foregoing parties may exercise their respective rights of purchase during their respective option periods by giving notice to the Affected Member (or the personal representatives, trustee, conservator, guardian, committee, or other similar representative of the Affected Member (at the notice address of the Affected Member as set forth herein)), the Company, and the rest of the Members of the Company prior to the expiration of the applicable option period.

11.2.3. Election by More than One Member. If, at the expiration of the sixty (60) day period provided for in Section 11.2.2, more than one Surviving Member has exercised the right to purchase the Subject Interests pursuant to Section 11.2.2, each such Member who is entitled to purchase hereunder shall purchase a pro rata portion of the Subject Interests based upon the ratio which the number of Membership Interest of the Company then owned by each such Member bears to the total number of Membership Interest of the Company owned by all Members of the Company exercising such right to purchase, unless otherwise agreed among all such Members.

11.3 **Purchase Price and Terms.** The purchase price for the Subject Interests under Section 11.2 shall be the Fair Market Value of such Membership Interests and shall be paid onefifth in cash at closing and the remainder in four (4) equal annual installments commencing one (1) year from the date of closing, with interest accrued on the outstanding principal balance to be paid with each such installment at a simple fixed rate equal to the "Prime Rate" as set forth in the Money Section of the Wall Street Journal on the date of closing. The deferred portion of the purchase price shall be evidenced by a negotiable, unsecured promissory note from each such purchaser. The note shall be in the form and substance approved by the Transferor, which approval shall not be unreasonably withheld; provided however, the note shall provide that such note may be pre-paid at any time without fee or penalty.

11.4   **Closing.** The closing of a purchase and sale of Subject Interests pursuant to this Article 11 shall take place at such time and place within the City of Greenville, South Carolina as specified by the Company, but in no event later than sixty (60) days after the Event Notice or the expiration of the applicable option period, unless otherwise agreed among the Transferor, the Company and all remaining Members. At the closing, the Transferor shall deliver an assignment or other transfer power, the form and substance of which shall be reasonably acceptable to the purchaser, transferring the Subject Interests, free from liens and encumbrances, to the purchaser(s) in exchange for payment of the purchase price provided for in the applicable section of this Article 11. In the event that neither the Company nor the Remaining Members exercises available options under this Article 11 and the Transferor sells the Subject Interests to a third party Transferee, the Transferor and Transferee shall deliver to the Company at closing such documents and instruments as shall be reasonably required by the Company to evidence the transfers, assignments and transactions required of them in this Agreement, including the joinder of such Transferee to this Agreement.

11.5   **Payment of Debts**. In the event any Transferor who shall sell Subject Interests pursuant to any of the provisions contained in Articles 11 then has any outstanding debts to the Company:

(a) If the Company is a purchaser of the Subject Interests, all proceeds of the purchase due from the Company to the Transferor under this Agreement for the Subject Interests shall be paid to the Company to the extent of the amount of the outstanding debt, with such debt being offset (x) against cash payable by the Company at closing and (y) to the extent the offset against cash payable at closing does not satisfy the debt in full, against amounts due and owing to the Transferor pursuant to any promissory note issued by the Company pursuant to Section 11.3, if any, until all outstanding debts of the Transferor to the Company, including accrued interest, shall have been paid and discharged in full, with the balance of such purchase price, if any, being remitted to the Transferor.

(b) If one or more Members are purchasers of the Subject Interests, all proceeds of the purchase due from the purchasing Member(s) to the Transferor under this Agreement for the Subject Interests in the Company shall be paid to the Company to the extent of the amount of the outstanding debt, with such payment against the debt being offset (x) against cash payable by such purchasing Member at closing and (y) to the extent the cash payable at closing does not satisfy the debt owed to the Company in full, and a promissory note is issued by such purchasing Member pursuant to Section 11.3, the purchasing Member shall remit payments due under the promissory note directly to the Company to whom the debt is owed by the Transferor until such time as the debt owed to the Company has been paid in full, at which time the purchasing Member shall then remit the balance of the payments due and owing, if any, to the Transferor. The Company shall promptly provide the purchasing Member and the Transferor with notice when the debt due and owing to the Company have been paid and satisfied in full.

(c) If the Company and one or more Members are purchasers of Subject Interests, the debt of the Transferor to the Company shall be satisfied first pursuant to Section 11.5(a)(x), second pursuant to Section 11.5(b)(x), third pursuant to Section 11.5(a)(y), and fourth pursuant to Section 11.5(b)(y).

Such offset and payment provisions in this Section 11.5 shall not relieve the Transferor from liability for, or extend the payment terms of, such debt of the Transferor to the Company to the extent not paid.

11.6   **Resignation**. Each Transferor under this Article 11 shall be deemed to have resigned as a Member, Manager, officer, and/or employee of the Company simultaneously with the closing of the sale of his Subject Interest under this Article 11.

11.7   **Guaranties.** In the event a Transferor had been required to provide a personal guaranty of any obligation of the Company, the Transferor shall not be required to sell under this Article 11 unless such guaranty shall have been released, will be released as a part of the closing, or the Transferor is provided with an indemnity from the Company or the purchasing Member for the personal guaranty that is acceptable to the Transferor, which acceptance the Transferor shall not unreasonably withhold.

12. SALE OF THE COMPANY

12.1   **Consent of Members**. In the event a Sale (as defined herein) is approved by a unanimous consent of the Members, the Company shall give prompt written notice thereof to all of the Members (a "Sale Notice"), and each of the Members hereby waives, to the extent permitted by applicable law, all rights to object to or dissent from such Sale of the Company and hereby agrees that each will raise no objections against such Sale of the Company. Each of the Members agrees to vote its respective Percentage Interests to approve the terms of any such Sale and any matters ancillary thereto (including any conversion or exchange of Membership Interests for shares of capital stock of a corporation) as may be necessary in the judgment of the a Majority of Members, to effect such Sale. If the Sale of the Company is structured as a sale of Membership Interests, each of the Members agrees to sell all of such Member's respective Membership Interests on the terms and conditions approved by a Majority of Members. The sale provisions set forth in this Section 12 shall bind and apply to each personal representative of a Member and all Membership Interests transferred to the Personal Representative, successor or assign of such Member. "Sale" means the sale of the Company (whether by merger, consolidation, Membership Interest or exchange of all Membership Interests, sale of all or substantially all of the Company's assets, or sale of all of the Membership Interests) to a third party.

12.2   **Obligations of Members**.

(i)   The Company and the Members hereby agree to cooperate fully in any Sale and not to take any action prejudicial to or inconsistent with such Sale. Without limiting the generality of the foregoing, the Members will, upon request, deliver an executed instrument of transfer in escrow (pending receipt of the purchase price therefore) to counsel for the Company in such Sale.

(ii)   The Company shall cause its officers, employees, agents, contractors and others under its control to cooperate in any proposed Sale pursuant to this Section and not to take any action which might impede any such Sale. Pending the completion of any proposed Sale, the Company shall operate only in the ordinary course and shall maintain all existing business relationships in good standing.

12.3   **Received Consideration**. The obligations of each Member with respect to a Sale of the Company are subject to the satisfaction of the condition that, (i) upon the consummation of such Sale, each Member will receive that form and amount of consideration multiplied by such Member's Percentage Interest as is given to all other Members (in their capacities as members) participating in such Sale, (ii) if any Member is given an option as to the form and amount of consideration to be received, each Member will be given the same option, and (iii) no Member shall be required pursuant to the terms of such transaction to incur liability for representations, warranties, indemnities, or similar responsibilities which are substantially and disproportionately more burdensome than those representations, warranties, indemnities, or similar responsibilities undertaken by the Majority of the Members in such transaction.

12.4   **Controlling Provision**. In the event that a Sale is by a Majority of the Members and this Article 12 is invoked, this Article 12 shall control with respect to any restrictions of Article 11 that would otherwise be in conflict with, or invoked by, the Sale, and such conflicting restrictions of Article 11 shall not apply to the Sale.

13. DISSOLUTION AND WINDING UP

13.1   **Dissolution**. The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events:

13.1.1 The written consent of a Majority of Members;

13.1.2 Entry of a decree of judicial dissolution as set forth in § 33-44-801(4) of the Act;

13.1.3 As set forth in § 33-44-801(3) of the Act, an event that makes it unlawful for all or substantially all of the business of the Company to be continued, unless such illegality shall be cured within ninety (90) days after notice to the Company, in which case the Company shall not be dissolved; or

13.1.4 Expiration of the term of the Company, unless the Members approve the continuation of the Company as an at-will company pursuant to § 33-44-411 of the Act after the expiration of such term.

13.2 **Distribution of Assets Upon Winding Up**. Upon the winding up of the Company, the assets of the Company shall be distributed as follows:

13.2.1 Payment, or adequate provision for payment, shall be made to creditors of the Company including, to the extent permitted by law, Members and dissociated Members who are creditors in satisfaction of liabilities of the Company;

13.2.2 To Members in accordance with positive Capital Account balances taking into account all Capital Account adjustments for the Company's Taxable Year in which the liquidation occurs. Liquidation proceeds shall be paid by the end of the Company's Taxable Year or, if later, within ninety (90) days after the date of liquidation. Such distributions shall be in cash or property (which need not be distributed proportionately) or partly in both, as determined by the Managers; and

13.2.3 To Members in accordance with their Percentage Interests.

14. AMENDMENT

14.1 **Amendment or Modification**. This Agreement may only be modified or amended as provided in this Section 14.1. This Agreement may be amended or modified from time to time only by a written instrument adopted by the unanimous consent of the Members; provided however, that Schedule A shall be amended by the Managers from time to time to reflect accurately the information contained therein. No Member shall have any vested rights in this Agreement which may not be modified through an amendment to the Agreement.

15. MISCELLANEOUS PROVISIONS

15.1 **Entire Agreement**. This Agreement represents the entire agreement among all the Members and between the Members and the Company with respect to the subject matter hereof.

15.2 **Rights of Creditors and Third Parties under Agreement**. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person.

15.3 **Interpretation and Governing Law**. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa, and the masculine gender shall include the feminine and the neuter shall include the masculine and feminine. The headings or titles and the table of contents shall not define, limit, extend or interpret the scope of this Agreement or any particular Section. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina.

15.4 **Venue and Jurisdiction**. The Members hereby (i) agree that any litigation, action or proceeding arising out of or relating to this Agreement may be instituted in a state or federal court in the State of South Carolina, (ii) waive any objection which they might have now or hereafter to any such litigation, action or proceeding based upon improper venue or inconvenient forum, and (iii) irrevocably submit to the jurisdiction of such courts in any such litigation, action or proceeding. For all purposes of this Agreement, the Members hereby submit to the venue and jurisdiction of the courts in the State of South Carolina (federal and state), irrevocably consent to personal jurisdiction of such courts, and further agree that service of process upon any of them may be effected by United States mail.

15.5 **Notices**. Any notice, request, approval, consent, demand or other communication shall be effective upon the first to occur of the following: (i) upon receipt by the Company or the Manager to whom such notice, request, approval, consent, demand or other communication is being given; or (ii) three (3) business days after being duly deposited in the United States mail, registered or certified, return receipt requested, and addressed either (i) to the Company at its principal office, or (ii) to a Member or Manager as provided in Schedule A. The parties hereto may change their respective addresses by notice in writing given to the other parties to this Agreement.

15.6 **Waiver**. Any waiver by the Company or any Member or Manager of any breach or any term or condition hereof shall be effective only if in writing and such writing shall not be deemed to be a waiver of any subsequent or other breach, term or condition of this Agreement.

15.7 **Severability**. If any provision, sentence, phrase or word of this Agreement or the application thereof to any person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase, or word to persons or circumstances, other than those as to which it is held invalid, shall not be affected thereby.

15.8 **Purchase of Note and Mortgage**. The Members agree that in the event of a default of the Company under any financing of the Company which is secured by the real property of the Company, any Member may purchase Note, Mortgage and other related loan documents from the lender.

15.9 **Mandatory Mediation**. All disputes, claims, or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance hereof that are not resolved by mutual agreement of the parties shall be submitted to a mandatory, non-binding mediation proceeding ("Mandatory Mediation") held in mutually agreeable location in accordance with the Alternative Dispute Resolution Rules promulgated by the South Carolina Supreme Court ("ADR Rules"), which Mandatory Mediation shall be conducted before a single mediator selected in accordance with ADR Rule 4.(e). The parties covenant and agree that they will submit to and participate in such Mandatory Mediation in good faith prior to instituting in a court of competent jurisdiction any claim or other legal proceeding against any other party hereto; provided, however, that the foregoing requirement shall in no event apply to (b) requests for temporary or preliminary injunctive relief for the limited purpose of avoiding immediate and irreparable harm. Unless otherwise agreed to by the parties involved in the dispute, the costs of the Mandatory Mediation shall be shared equally by the parties hereto. The "costs of the Mandatory Mediation" shall mean solely those fees and costs charged for the mediation proceeding and/or by the mediator.

Any interpretation of or dispute related to this Agreement will be governed by and interpreted under the laws of the State of the South Carolina regardless of its choice of law principles. In the event that Mandatory Mediation between the parties is unsuccessful, the parties agree to the exclusive personal jurisdiction and subject matter jurisdiction of the state and federal courts located in Greenville County, South Carolina and waive all objections to this venue and personal jurisdiction.

15.10 **Representations and Warranties**. By signing this Agreement or any Admission Agreement or other joinder agreement to this agreement, each Member warrants and represents to the Company and each other Member that: (i) if the Member is not an individual, it is duly organized, validly existing, and in good standing under the laws of its organization; (ii) the Member has full power and authority to enter into and perform its obligations under this Agreement; (iii) the execution, delivery, and performance of this Agreement by the Member does not conflict with or violate the terms of any constitutive instruments, agreements, mortgages, indentures, judgments, authorizations, court orders, or other legal requirements or restrictions binding upon the Member; (iv) the Member has no pending, and to the best of the Member's knowledge, no threatened litigation against it or other legal proceedings which call into question the Member's right or ability to enter into and perform its obligations under this Agreement; (v) when executed by the Member, this Agreement shall be binding and enforceable against such Member in accordance with the terms hereof; (vi) the Member is acquiring the Membership Interest in the Company for investment purposes only, for its own account and not as a nominee or agent for any other person or other entity, and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, and can bear the economic risk of an investment of the Membership Interest and can afford a complete loss of such investment; (vii) the Member does not have any contract, undertaking, agreement or arrangement, written or oral, with any other person to sell, transfer or grant participation in the Membership Interest in the Company to be acquired by the Member; (viii) the Member has such knowledge, sophistication and experience in business and financial matters that he or she is capable of evaluating the merits and risks of an investment in the Membership Interest; (ix) the Member understands and acknowledges that the acquisition of the Membership Interest constitutes a speculative investment and that he must bear the risk of such investment for an indefinite period of time; (x) the Member fully understands the nature, scope, and duration of the limitations on transfer contained herein and under applicable law; (xi) the Member has had an adequate opportunity to ask questions and receive answers (and has asked such questions and received answers to its satisfaction) from the other Members concerning the business, operations and financial condition of the Company; (xii) the Member has evaluated the risks associated with investment in the Company; and (xiii) the Member acknowledges that the Member has been advised, and has had opportunity, to seek the advice of the Member's own independent legal counsel and other independent experts regarding this transaction. The Member acknowledges that Bell Carrington & Price, LLC has represented TR Hospitality Group, LLC in the drafting and negotiation of this Agreement and formation and organization of the Company. The inclusion of the foregoing does not constitute an acknowledgment that an interest in the Company is a security under applicable law, and the Company reserves the right to contest whether an interest in the Company constitutes a security.

This Amended and Restated Operating Agreement may be executed in any number of counterparts, which may be electronically transmitted to the originating office, all of which when executed and delivered shall have the force and effect of an original.

15.11 **Authorized Representative of McVille Commercial Holdings, LLC**. The parties agree that the Company and its Members and Managers may rely upon Brice Bay as the authorized representative of McVille Commercial Holdings, LLC in connection with the Company and any voting or other rights hereunder.

SCHEDULE A

Managers, Members, Capital Contributions, and Percentage Interests

Managers:

Peter Brett
Brice Bay
Thomas L. Stephenson

Members Name and Address	Capital Contribution and Value	Percentage Interests
Peter Brett _132 Aberdeen Dr_ _Greenville SC 29605_	$5,000.00	25%
Thomas L. Stephenson _305 Crescent Ave_ _Greenville 29605_	~~up to~~ $420,000	25%
Brice Bay _204 Lois Street_ _Greenville SC 29601_	$5,000.00	25%
McVille Holdings, LLC	up to $420,000	25%

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Operating Agreement on April 4, 2019, to be effective as of the Effective Date.

COMPANY:

TR HOSPITALITY GROUP, LLC

By: _____

    Peter Brett
Title: Manager

MANAGERS:

_____
Thomas L. Stephenson

_____

Peter Brett

_____
Brice Bay

MEMBERS:

_____
Thomas L. Stephenson

_____
Peter Brett

_____

Brice Bay

McVille Commercial Holdings, LLC

By: _____

Name: Brice Bay
Its: Authorized Representative

EXHIBIT C – TR-TRAVELERS REST SPV, LLC OPERATING AGREEMENT

OPERATING AGREEMENT

OF

TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

<u>BINDING ARBITRATION</u>

This is the first page of the Operating Agreement of TR-Travelers Rest SPV, LLC (the *"SPV Company"*). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

<u>THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY</u>.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company

PAGE

OPERATING AGREEMENT
OF
TR-TRAVELERS REST, SPV, LLC
a South Carolina limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the SPV Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1   Formation; General Terms; Effective Date. The SPV Company was formed on April __, 2024 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the SPV Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the SPV Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2   Name. The name of the SPV Company shall be TR-Travelers Rest SPV, LLC. The Manager may amend the Articles at any time to change the name of the SPV Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3   Designated Office. The designated office of the SPV Company shall be such place as the Manager may designate from time to time.

SECTION 1.4   Purpose. The purpose of the SPV Company shall be (i) to invest in Preferred Units (the "*Preferred Units*") in TR Hospitality Group L.L.C., a South Carolina limited liability company (the "*Portfolio Company*", or "*Company*"), via a Regulation Crowdfunding ("*Regulation CF*") offering (the "*Offering*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5   Registered Agent; Registered Office. The SPV Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6   Term Company. The SPV Company is a term company as defined in the Act. The SPV Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; *provided, however*, the SPV Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the SPV Company's business wound up and the SPV Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 Capital Contributions. Each SPV Company Member hereby agrees to make Capital Contributions to the SPV Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the SPV Company shall pay its entire Capital Commitment upon such subscription to the SPV Company set forth in the Member's Subscription Agreement. The Portfolio Company shall use all Capital Contributions to conduct the business affairs of the Portfolio Company in its sole discretion. The Members of the SPV Company shall have no direct ownership interest in the Portfolio Company. Investors will invest in the Portfolio Company through a SPV Company CF Preferred Unit (***"CF Preferred Unit"***) that will hold all rights, preferences, privileges and obligations respecting the Preferred Units Investors subscribe to as described herein. Any distributions that will be issued by the Portfolio Company to the SPV Company will be in the sole discretion of the Manager.

SECTION 2.2 Member and Manager Loans. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 Issuance of Additional Interests. Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("***Additional Interests***") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 No Required Additional Capital Contributions; Loans. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 Maintenance of Capital Accounts; Withdrawals. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations or applicable Preferred Return, except as provided in this Agreement.

SECTION 2.6 Class of Members and Units. There shall be multiple classes of Members. Each Member shall hold an Interest. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. As of the Effective Date, the number and Class of Units held by each Member is set forth on the Information Exhibit. The classes of Units are as follows that Investors will subscribe to through the SPV *CF Preferred Unit* are as follows:

(a) **Class A Preferred Units**. Class A Preferred Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Preferred Units. Class A Preferred Units will be owned by Investors who make capital contributions equal to or more than $250,000 (the *"Class A Threshold"*) through the *Reg CF Offering*. Class A Preferred Units will accrue a non-compounding preferred return of 9% on unreturned capital (the *"Class A Preferred Return"*). Class A Preferred Units shall have no ability to determine the Manager of the Portfolio Company nor to vote on any other matter with respect to the Portfolio Company's affairs except as expressly provided in this Agreement or required by the Act. Class A Preferred Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class A Preferred Units, and as may otherwise be applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.

(b) **Class B Preferred Units**. Class B Preferred Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Preferred Units. Class B Preferred Units will be owned by Investors who make capital contributions equal to or more than $50,000 up to a maximum threshold of $249,999 (the *"Class B Threshold"*). Class B Preferred Units will accrue a non-compounding preferred return of 8.5% on unreturned capital (the *"Class B Preferred Return"*). Class B Preferred Units shall have no ability to determine the Manager of the Portfolio Company nor to vote on any other matter with respect to the Portfolio Company's affairs except as expressly provided in this Agreement or required by the Act. Class B Preferred Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class B Preferred Units, and as may otherwise be applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.

(c) **Class C Preferred Units**. Class C Preferred Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class C Preferred Units. Class C Preferred Units will be owned by Investors who make capital contributions less than the Class B minimum threshold. (the *"Class C Threshold"*). Class C Preferred Units will accrue a non-compounding preferred return of 8.0% on unreturned capital (the *"Class C Preferred Return"*). Class C Preferred Units shall have no ability to determine the Manager of the Portfolio Company nor to vote on any other matter with respect to the Portfolio Company's affairs except as expressly provided in this Agreement or required by the Act. Class C Preferred Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class C Preferred Units, and as may otherwise be applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1 **Cash Distributions**. Prior to the dissolution of the Portfolio Company, cash shall be distributed in such amounts and at such intervals as determined by the Manager to the Unitholders as follows:

SECTION 3.2 **Operating Distributions.** Portfolio Company will have different interim distribution order and priority depending upon whether the Portfolio Company is making a distribution from proceeds of operations or from a liquidating event. Operating Distributions (as defined below) will be distributed from time to time in the Manager's discretion in the following order and priority:

First, (A) 70% to the Investors, *pari passu* among all classes of Investors, until the Investors have received total cash distributions equal to its relevant preferred return based on the class of Units (the "*Preferred Return*"). It will be cumulative but non-compounding, such that any unpaid Preferred Return for a given year will accrue and be caught up in accordance with these distribution provisions;

Thereafter, (A) 70% to the Investors, *pari passu* until Investors receive back their unreturned capital contributions and (B) 30% to the Manager and any other Members of TR Hospitality Group, LLC *para passu* consistent with their respective interests at that time; and

Thereafter, 30% to the Investors and 70% to the Manager and all other existing Members of TR Hospitality Group, LLC *para passu* consistent with their respective Interests at the time.

6

Proceeds from Capital Events (as defined below) and liquidating distributions will be distributed from time to time in the Manager's discretion in the following order and priority:

First, to the Investors, *pari passu* among all classes of Investors, to the extent they have not received their Preferred Return;

Second, 70% to the Investors to the extent of their unreturned capital (if it has not already been distributed as an Operating Distribution); and

Thereafter, 30% to the Investors and 70% to the Manager and all other existing Members of TR Hospitality Group, LLC *para passu* consistent with their respective Interests at the time.

"Operating Distributions" shall mean the gross cash proceeds available by the Portfolio Company to the Company from any source that is available for distribution to the Members other than cash from a Capital Event or liquidating distributions, less the portion thereof used to pay or establish reserves for Portfolio Company expenses, debt payments, capital improvements, replacements and contingencies, as determined by the Manager.

"Capital Event" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinancing of the Property.

With respect to any distribution the SPV Company receives in respect of the Portfolio Company Class A Preferred Unitholders, Class B Unitholders and Class C Preferred Unitholders shall receive distributions in proportion to their percentage of ownership membership held.

SECTION 3.3   **Discretionary Tax Distributions**. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.4   **Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.5 **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.6 **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.


ARTICLE 4
ALLOCATIONS


SECTION 4.1 **Profits and Losses**. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2 **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3 **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be considered in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4   Miscellaneous.

(a)   Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b)   Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)   Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1   Management by the Manager; Delegation of Authority.

(a)   General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   Powers. Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   Management Company. The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2   Investment Opportunities; Affiliated Transactions.

(a)   General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other Company properties or other hospitality properties. The Members acknowledge and agree that the Company brand is owned by the Company.

(b)   Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)   Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)   Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the development of other Company properties; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other hospitality properties; investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any

Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund, the development of other Company properties.

(f)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g)   Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3   **Reserved.**

SECTION 5.4   **Removal of the Manager**.

(a)   General. The Company shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)   Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

ARTICLE 6
SPECIAL CROWDFUNDING RULES

SECTION 6.1   **Expenses**.

(a)   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the

Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "*Company Expenses*"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b)   The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

SECTION 6.2   Indebtedness.   The Company may incur indebtedness or guaranty indebtedness of the Portfolio Company.

SECTION 6.3   Indirect Information Rights in the Portfolio Company; Voting. Each Member hereby agrees that it shall have no access to or right to request or receive any information from the Portfolio Company as a result of its interest in the Company; *provided, however,* the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the Company to promptly provide such disclosures and other information to the SPV Company investors in the Company. The Members hereby acknowledge and agree that the SPV Company may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of the preferred units in the SPV Company. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall refer any matter or proposed vote related to the preferred units in the SPV Company owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in Interest of the Preferred Units.

SECTION 6.4   Investment Restrictions. The Company shall not invest in equity securities other than the preferred units of the Portfolio Company.

SECTION 6.5   Override of Inconsistent Provisions. To the extent any provision in this Article 6 conflicts with any other provision in this Agreement, the provisions of this Article 6 shall override the inconsistent provisions.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1 **Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2 **Indemnification**.

(a) General. Each Covered Person (each, an "*Indemnitee*") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b) Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c) Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   **Limitation by Law**. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   **Effectuation of Section**. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1   **Duties of Members**. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2   **Limited Liability of Members**. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3   **No Agency Authority**. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4   **No Voluntary Withdrawal**. A Member is not entitled to withdraw voluntarily from the SPV Company.

SECTION 8.5   **Deceased, Incompetent, Bankrupt or Dissolved Members**. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6   **No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7 **Meetings of the Members**

(a)   Call of Meetings. Meetings of the Members of the Portfolio Company may be called by the Manager or 25% in Interest of the Members by notice to all the other Portfolio Company Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Company Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Company Members shall be deemed to have been waived by attendance at the meeting, unless the Company Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Company Members at which proper notice was not delivered to, or waived by, all of the Company Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Company Members entitled to receive notice of, or to vote at, any meeting of the Company Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e) Place of Meetings; costs. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f) Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members of the Company shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units. SPV Company Unitholders shall have no voting rights.

(g) Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Company Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h) Manner of Meetings. Company Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Company Member participating in a meeting is deemed to be present in person at the meeting, except where a Company Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8 Written Consent to Action in Lieu of Actual Meetings. Any action that is permitted or required to be taken by the Portfolio Company Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Company Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1 In General. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2 Rights of Assignees. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3 **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4   **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5   **Special Rules**.

(a)   Fiduciary Capacity. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)   Multiple Ownership. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6   **Call Right**.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("*Call Right*"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3   Liquidating Distributions. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Unitholders and the Manager in the order and priority set forth in Section 3.1(b).

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4   **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   **Bank and Financial Accounts**. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3   Financial Statements.

(a)   Quarterly. Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Manager shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations for such quarter.

(b)   Annually. Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return. To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

SECTION 11.4   Taxable Year; Accounting Methods; Organizational Expenses.   The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5   Tax Returns and Information. The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   Tax Classification.   The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7   Tax Elections. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8   Tax Audits. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

ARTICLE 12
AMENDMENTS

SECTION 12.1   General Rule. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Company Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2   Notice of Amendments.   The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

ARTICLE 13
MISCELLANEOUS

SECTION 13.1   Notices.   Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2 **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3 **Construction**. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4 **Entire Agreement; Side Letters**. This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5 **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 **Arbitration**. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE

PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7 **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8 **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9 **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10 **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11 **Governing Law; Consent to Jurisdiction**. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12 **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13 **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14 **Power of Attorney**. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   Securities Matters. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16 **Company Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17 **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18 **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20 **Legal Representation**. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Silverline Collective, LLC ("***Counsel***"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21 **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

> **EXHIBIT A:**   **Articles of Organization.**
> **EXHIBIT B:**   **Information Exhibit.**
> **EXHIBIT C:**   **Glossary of Terms.**
> **EXHIBIT D:**   **Regulatory Allocations.**

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.


[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]



EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company


MANAGER:

                                               COMPO HOTELS, LLC,
                                               a South Carolina limited liability company

_____   By: _____
Date Executed   Name: Brice Bay
                                  Its: Manager

SPV COMPANY:

                                               TR-TRAVELERS REST SPV, LLC,
                                               a South Carolina limited liability company

_____   By: **COMPO HOTELS, LLC**
Date Executed   a South Carolina limited liability company
                                  Its: Manager

                                          By: _____
                                          Name: Brice Bay
                                          Its: Manager


Signature Page to Operating Agreement of TR Travelers Rest SPV, LLC


EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions		Initial Capital Account	Units (Indicate Class)	Percentage Interest
	Cash	Property Agreed Value			
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
Totals	$_____	$_____	$_____	_____	100.00%

Manager's Name and
Notice Address

Compo Hotels, LLC
[address]
Greenville, SC 29601

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below but are defined in the Section or Exhibit in which they are used.

"*Act*" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"*Additional Interests*" shall have the meaning set forth in Section 2.3.

"*Adjusted Capital Account*" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"*Affiliate*" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"*Agreed Value*" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c)   The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)   Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

      (i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

      (ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

      (iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

      (iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(IIIi) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

      (v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

      (e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

      (f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

      "***Agreement***" shall mean this Operating Agreement as amended from time to time.

      "***Articles***" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

      "***Business***" shall have the meaning set forth in Section 1.4.

      "***Business Days***" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

      "***Capital Account***" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"***Capital Commitment***" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"***Capital Contribution***" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"***Capital Event***" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinance of the Business or the receipt of net recoveries of damage awards and insurance proceeds which funds are not otherwise needed for repair or reconstruction of improvements to properties of the Business.

"***Cause***" shall have the meaning set forth in Section 5.4(a).

"***Class A Preferred Members***" shall mean collectively the Members who own Class A Preferred Units. "***Class A Member***" means any one of the Class A Members.

"***Class A Preferred Units***" shall have the meaning set forth in Section 2.6(a).

"***Class B Preferred Members***" shall mean collectively the Unitholders who own Class B Preferred Units. "***Class B Preferred Member***" means any one of the Class B Preferred Unitholders.

"***Class B Preferred Units***" shall have the meaning set forth in Section 2.6(b).

"***Class C Preferred Members***" shall mean collectively the Members who own Class C Preferred Units. "***Class C Preferred Member***" means any one of the Class C Preferred Members.

"**Class C Preferred Units**" shall have the meaning set forth in Section 2.6(c).

"*CF Preferred Units*" shall mean the Class A Preferred Units, Class B Preferred Units and Class C Preferred Units owned by the Portfolio Company.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"*Company*" shall mean TR-Travelers Rest Hospitality Group, LLC, a South Carolina limited liability company.

"*Covered Person*" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"*Default Rate*" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"*Depreciation*" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"*Dividend Increase Date*" shall mean the earlier of (i) the date the Business opens for business and (ii) the date that is 18 months from the date of the Initial Closing.

"*Effective Date*" shall have the meaning set forth in Section 1.1.

"*Event of Bankruptcy*" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"*Final Closing Date*" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"*Fiscal Year*" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"*Indemnitee*" shall have the meaning set forth in Section 7.2(a).

"***Initial Closing***" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Investor Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Compo Hotels, LLC, a South Carolina limited liability company, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Portfolio Company***" shall mean Travelers Rest Hospitality Group, LLC.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits***" and "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4

"*SPV Company*" shall mean TR-Travelers Rest, SPV, LLC.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Company Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"*Treasury Regulations*" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"*United States Person*" shall have the meaning given to that term in Code § 7701(a)(30).

"*Unitholder*" shall mean a Person holding Units.

"*Units*" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

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EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
TR-TRAVELERS REST SPV, LLC
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a) Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i) "*Company Minimum Gain*" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii) "*Member Nonrecourse Deductions*" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii) "*Member Nonrecourse Debt*" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv) "*Member Nonrecourse Debt Minimum Gain*" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v) "*Nonrecourse Deductions*" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi) "*Nonrecourse Liability*" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii) "*Regulatory Allocations*" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b) <u>Nonrecourse Deductions</u>. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c) <u>Member Nonrecourse Deductions</u>. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d) <u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e) <u>Member Nonrecourse Debt Minimum Gain Chargeback</u>. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f) <u>Reallocation of Losses</u>. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g) Qualified Income Offset. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h) Gross Income Allocation. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i) Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j) Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k) Waiver of Minimum Gain Chargeback Provisions. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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EXHIBIT D – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE PREFERRED UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE PREFERRED UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

TR-Travelers Rest SPV, LLC

Re: Purchase of Preferred Units in TR-Travelers Rest SPV, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that TR-Travelers Rest SPV, LLC a South Carolina limited liability company (the "***SPV Company***") headquartered in Travelers Rest, South Carolina, is offering Preferred Units (the "***Preferred Units***" and each a "***Preferred Unit***"). The SPV Company was formed as a crowdfunding special purpose vehicle by TR Hospitality Group, LLC a South Carolina limited liability company ("***TR***"), to facilitate its Regulation CF Offering. All the proceeds received by the SPV Company in this offering will be invested in TR with the goal of developing and operating a hotel property on Old Buncombe Road and Frontage Road, Travelers Rest, S.C. 29601 (the "***Property***"). The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, jointly filed by the SPV Company and TR with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum, which is included therein (the "***Form C***"). The SPV Company is offering the Preferred Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Preferred Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Preferred Units may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the SPV Company's Operating Agreement (the "SPV Company's Operating Agreement"), TR's Operating Agreement ("TR's Operating Agreement" and together with the SPV Company's Operating Agreement, the "Operating Agreements"), and the Form C.

This Subscription Agreement includes the following:

- Annex A – Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1.   On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of Preferred Units listed on the signature page to this Subscription Agreement at a price of $1.00 per Preferred Unit.

2.   Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the Preferred Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement.

3.   The Subscriber represents, warrants, and agrees as follows:

(a)   The Subscriber understands and accepts that the purchase of the Preferred Units involves various risks, including the risks outlined in Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Preferred Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

(b)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)   The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the SPV Company and TR concerning the investment in the Preferred Units. The Subscriber understands and agrees that the SPV Company and TR are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Preferred Units issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the SPV Company and TR will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the SPV Company or TR that the SPV Company or TR possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he or she has conducted his or her own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, TR, the Preferred Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the Preferred Units in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Preferred Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber is purchasing the Preferred Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Preferred Units unless the Preferred Units have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Preferred Units are described in the SPV Company's Operating Agreement and the Preferred Units are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, TR, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Preferred Units. The Subscriber understands that information and explanations related to the offering of Preferred Units provided by the SPV Company, TR, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Preferred Units, and that neither the SPV Company, TR, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Preferred Units. The Subscriber acknowledges that neither the SPV Company, TR, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Preferred Units for purposes of determining the Subscriber's authority or suitability to purchase the Preferred Units.

(h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the SPV Company and TR. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in TR with the goal of developing and operating the Property. The Subscriber understands that TR's business plan is subject to change depending on a variety of circumstances, and TR may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that TR sells additional units or membership interests, the SPV Company's interest in TR would then be diluted on a pro rata basis with other members of TR, and, consequentially, the Subscriber's indirect ownership percent in TR would be subsequently reduced. There can be no assurance that TR will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to TR.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Preferred Units. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Preferred Units. Upon acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the

SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Preferred Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Preferred Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the Preferred Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Preferred Units, or any interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

4.   The Subscriber acknowledges that the SPV Company and TR and their Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Preferred Units for sale to the Subscriber without having first registered the issuance of the Preferred Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, TR, and each of their Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Preferred Units.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Preferred Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

[Signature page follows.]


**SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
TR-TRAVELERS REST SPV, LLC**


IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Preferred Units as of this date _____.

_____

Name of Subscriber (Print or Type)

_____

Signature

Number of Preferred Units:

_____

Aggregate Purchase Price:

$_____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this date _____.

TR-Travelers Rest SPV, LLC

By Travelers Rest Hospitality Group,
LLC, its Manager

_____

By: Brice J. Bay, Manager


5


Annex A

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (if an individual):

_____

Signature of Individual Subscriber

_____

Print Name of Subscriber

SSN: _____

PLEASE SIGN AND RETURN THIS PAGE

EXHIBIT E – AUDITED FINANCIALS

May 2, 2024

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your audit of the financial statements of TR Hospitality Group, LLC (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $1,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of May 2, 2024:

Financial Statements

1. The financial statements referred to above are fairly presented in conformity with GAAP and were approved by the Company prior to issuance. These financial statements meet all of the requirements for presentation in accordance with the rules governing Regulation A offerings.

2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. The Company has performed a risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.

5. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 20, 2023, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.

9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.

11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.

12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.

13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

14. The methods, data, and significant assumptions used by us in making accounting estimates, and their related disclosures are appropriate to achieve recognition, measurement, or disclosure that is reasonable in the context of the applicable financial reporting framework.

Information Provided

15. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;

- Additional information that you have requested from us for the purpose of the audit;
- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
- All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.

16. All transactions have been recorded in the accounting records and are reflected in the financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the financial statements.

17. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
- Management;
- Employees who have significant roles in internal control; or
- Others where fraud could have a material effect on the financial statements.

18. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements communicated by employees, former employees, analysts, regulators or others.

19. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.

20. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

21. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.

22. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

23. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

24. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

25. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the financial statements and that have not been disclosed to you.

26. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

27. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

28. The financial statements include all expenses which have been incurred as of December 31, 2023 and 2022, whether paid by the Company or by others on behalf of the Company.

There are no additional expenses of related entities or others that are encumbered upon the Company as of December 31, 2023 and 2022.

29. The accounting and financial reporting policies disclosed are complete and the policy of the Company.

30. The Company has no federal or state tax obligations as of the balance sheet date.

31. In preparing the financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the financial statements for which known information available prior to the issuance of the financial statements indicates that both of the following criteria are met. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of the change would be material to the financial statements.

32. Note 3 to the financial statements discloses all the significant matters of which we are aware that are relevant to the Company's ability to continue as a going concern, including significant conditions or events and management's plans. We concluded substantial doubt exists that the Company will continue as a going concern and have disclosed this fact in the financial statements.

33. In regard to the financial statement preparation services performed by you, we have:
    - Assumed all management responsibilities.
    - Designated an individual (within senior management) who possesses suitable skill, knowledge, or experience to oversee the services.
    - Evaluated the adequacy and results of the services performed.
    - Accepted responsibility for the results of the services.

34. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

Brice J Bay

_____

Brice Bay, Managing Member
TR Hospitality Group, LLC

<u>Related Party Balances Confirmation:</u>

I confirm the following balances due to/(from) related parties under my control are accurate as of December 31, 2023, in agreement with the accounting of the respective entities, and are non-interest bearing with no formal repayment terms and therefore considered payable on demand:

Due from Compo Hotels LLC: $8,572
Due to Brice Bay: $1,500

Brice J Bay
_____
Brice Bay, Managing Member
TR Hospitality Group, LLC
Compo Hotels LLC

TR Hospitality Group, LLC
South Carolina Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2023 and 2022

TR HOSPITALITY GROUP, LLC

TABLE OF CONTENTS



To the Members of
TR Hospitality Group, LLC
Greenville, South Carolina

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of TR Hospitality Group LLC (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company incurred negative operating cash flows and net losses of $256,907 and $212,216 for the years ended December 31, 2023 and 2022, respectively, has limited liquid assets with $7,245 and $8,763 cash as of December 31, 2023 and 2022, respectively, had a working capital deficit of $1,356,739 as of December 31, 2023, and is dependent upon its members for continued funding. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Artesian CPA, LLC

DRAFT

Denver, Colorado
May 2, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TR HOSPITALITY GROUP, LLC
BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash	$ 7,245	$ 8,763
Accounts receivable, net	-	5,825
Due from related party	8,572	19,200
Total Current Assets	15,817	33,788
Real Estate Assets, net:		
Building and building improvement	2,430,941	2,430,941
Appliance and equipment	292,427	292,427
Accumulated depreciation	(164,451)	(61,903)
Land	652,838	652,838
Total Real Estate Assets, net	3,211,755	3,314,303
TOTAL ASSETS	$ 3,227,572	$ 3,348,091
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 139,584	$ 130,916
Repurchase distributions payable	1,000,000	-
Due to related party	1,500	-
Mortgage payable, current portion	231,472	20,706
Total Current Liabilities	1,372,556	151,622
Long-Term Liabilities:		
Mortgage payable, net of current portion	2,720,510	2,805,056
Total Long-Term Liabilities	2,720,510	2,805,056
Total Liabilities	4,093,066	2,956,678
Members' Equity/(Deficit):		
Members' capital	425,000	850,000
Accumulated deficit	(1,290,494)	(458,587)
Total Members' Equity/(Deficit)	(865,494)	391,413
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 3,227,572	$ 3,348,091

BJB

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

TR HOSPITALITY GROUP, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	2023	2022
Rental income	$ 132,700	$ 28,701
Expenses:		
General & administrative	111,673	60,934
Advertising & marketing	-	57,196
Repair & maintenance	12,697	19,983
Utilities	9,687	2,453
Depreciation	102,549	46,610
Total Operating Expenses	236,606	187,176
Loss from operations	(103,906)	(158,475)
Other income (expenses):		
Interest expense	(153,001)	(53,741)
Total other income (expenses)	(153,001)	(53,741)
Net Loss	$ (256,907)	$ (212,216)

BJB

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

TR HOSPITALITY GROUP, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2023 and 2022

	Members' Capital	Accumulated Deficit	Total Members' Equity/(Deficit)
Balance at December 31, 2021	$ 850,000	$ (246,371)	$ 603,629
Net loss	-	(212,216)	(212,216)
Balance at December 31, 2022	850,000	(458,587)	391,413
Membership interest repurchase	(425,000)	(575,000)	(1,000,000)
Net loss	-	(256,907)	(256,907)
Balance at December 31, 2023	$ 425,000	$ (1,290,494)	$ (865,494)

BJB

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

TR HOSPITALITY GROUP, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (256,907)	$ (212,216)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	104,100	47,127
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	5,825	(5,825)
Increase/(decrease) in accounts payable and accrued expenses	8,667	56,082
Net cash used in operating activities	(138,315)	(114,832)
Cash flows from investing activities		
Construction of building	-	(942,175)
Purchase of property and equipment	-	(145,570)
Net cash used in investing activities	-	(1,087,745)
Cash flows from financing activities		
Net advances to (from) related parties	12,128	-
Advances from mortgage loan	145,375	678,047
Proceeds from mortgage loan refinancing	-	525,542
Repayment of mortgage loan	(20,706)	-
Net cash provided by financing activities	136,797	1,203,589
Net change in cash	(1,518)	1,012
Cash at beginning of the period	8,763	7,751
Cash at end of the period	$ 7,245	$ 8,763
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ 149,940	$ 107,486
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Due to related party under the membership interest repurchase agreement	$ 1,000,000	$ -

BJB

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

TR Hospitality Group, LLC (the "Company") is a limited liability company organized on October 29, 2018, under the laws of South Carolina. The company is organized as a qualified opportunity zone entity. TR Hospitality was organized to develop short-term rental property along the Swamp Rabbit Trail in Travelers Rest, South Carolina.

As of December 31, 2023, the Company has not commenced full-scale planned principal operations nor generated significant revenue. The Company's activities since its inception have primarily consisted of development activities. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to obtain the appropriate licenses to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including useful lives of real estate assets and valuations for impairment analysis. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company had $7,245 and $8,763 of cash, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2023 and 2022, the Company had $0 and $5,825 in accounts receivable, respectively, and no allowances against such.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quote market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Real Estate Assets

Real estate assets exist in the form of building and related improvements, land, equipment and appliances for the property recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation from the accounts and the resultant gain or loss are reflected in the Statement of Operations.

Depreciation/amortization is recorded using the straight-line method, based on useful lives of the assets which is 5 years for computer and office equipment, 7 years for furniture and fixtures, and 40 years for the buildings and improvements.

The Company accounts for project costs in accordance with FASB ASC 970-360-25, whereby project costs clearly associated with the acquisition, development, and construction of a real estate project are capitalized as a cost of that project. This includes indirect costs, such as field office expenses, design, legal fees, cost accounting, and other costs directly associated with the project. Indirect costs that do not clearly relate to the projects under development or construction, including general and administrative expenses, are expensed as incurred.

Capitalized costs include pre-construction costs necessary to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Company begins the capitalization of costs during the pre-construction period which it defines as activities that are necessary to the development of the property. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion (1) substantially completed, (2) occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction or (3) if activities necessary for the development of the property have been suspended.

The Company accounts for preacquisition costs in accordance with FASB ASC 970-340-25. Costs related to a property that are incurred for the express purpose of, but prior to, obtaining a property are capitalized as incurred if they are assessed to meet the criteria of: A) Costs are directly identifiable with the specific property; B) The costs would be capitalized if the property were already acquired; C) Acquisition of the property or of an option to acquire the property is probable. Such expenses include surveying, zoning, payments related to purchasing the property, and other expenses directly related to the acquisition.

Internal costs of preacquisition activities incurred in connection with the acquisition of a property that will be classified as nonoperating at the date of the acquisition that are directly identifiable with the acquired property and that were incurred subsequent to the time that acquisition of that specific property was considered probable are capitalized as part of the cost of acquisition. Internal costs of preacquisition activities incurred in connection with the acquisition of a property that will be classified as operating at the date of acquisition are expensed as incurred.

The determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.

The Company reviews the recoverability of all real estate assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a real estate asset might not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of the assets. The factors considered by the management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there were no impairments for the year ended December 31, 2023 and 2022.

Revenue Recognition

Revenues are recognized when services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The

Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) identify the contract with a customer;
2) identify the performance obligations in the contract;
3) determine the transaction price;
4) allocate the transaction price to performance obligations in the contract, and
5) recognize revenue as the performance obligation is satisfied.

The Company's property is used for rental purposes and earns rental income on a daily to weekly basis. Rental income is recognized over the length of the contract as the performance obligation is satisfied over time.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 942). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted the updated standard effective January 1, 2022, which did not have an effect on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred negative operating cash flows and net losses of $256,907 and $212,216 for the years ended December 31, 2023 and 2022, respectively, has limited liquid assets with $7,245 and $8,763 cash as of December 31, 2023 and 2022, respectively, had a working capital deficit of $1,356,739 as of December 31, 2023. To date, the Company has been funded by owner contributions.   There are no guarantees that owner funding will continue for the period of development needed to bring the Company to full operational fruition and reach the mass number of members to operate as a self-sufficient entity.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing and/or generate revenues sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REAL ESTATE ASSETS, NET

Real estate assets, net consists of the following:

	2023	2022
Appliance and equipment	$ 292,427	$ 292,427
Building and building improvements	2,430,941	2,430,941
Land	652,838	652,838
	3,376,206	3,376,206
Less: Accumulated depreciation	(164,451)	(61,903)
Real estate assets, net	$3,211,755	$3,314,303
Depreciation expense	$ 102,549	$ 46,610

NOTE 5: LONG-TERM DEBT

<u>Loan for Construction of Rental Properties</u>

On March 18, 2020, the Company entered into a promissory note agreement with GrandSouth Bank for up to $1,812,000 to fund the construction of the Company's rental properties. The loan bore interest at 4.5% per annum, compounded monthly, plus fees for late payments. The loan required monthly interest payments commencing April 16, 2020, monthly principal payments including interest of $11,529 commencing April 16, 2022, and a balloon payment for the full principal amount including accrued interest at maturity in March 2027. The loan is secured by the land located at Old Buncombe Road and Edwards Street at Travelers Rest in South Carolina, including the leases and rents of the property.

On April 13, 2022, the maturity date was extended to April 2027 and the maximum loan amount was increased to $2,292,000. Total loan fees of $9,962 were incurred in conjunction with the extension and were charged to the loan balance. As of the extension date, the Company's total advances since loan inception amounted to $1,804,987. The amended promissory note agreement requires monthly interest payments commencing May 13, 2022, monthly principal payments including interest of $14,583 commencing May 13, 2023, and a balloon payment for the full principal amount including accrued interest at maturity in April 2027.

On September 2, 2022, the maturity date was further extended to September 2, 2027, and the loan was increased to a fixed amount of $2,832,000. As of the extension date, the Company's total advances since loan inception amounted to $2,298,702 and the Company received $525,542 as proceeds from the loan extension. The amended promissory note agreement requires monthly interest payments commencing October 2, 2022, monthly principal payments including interest of $18,804 commencing October 2, 2023, and a balloon payment for the full principal amount at maturity in September 2027. As of December 31, 2023 and 2022, the loan balance is $2,811,294 and $2,832,000. Total loan fees of $7,755 were incurred in conjunction with the extension, and such were recorded as a discount to the loan and are amortized to interest expense over the life of the loan. For the years ended December 31, 2023 and 2022, $1,551 and $517 of these loan fees were amortized to interest expense, leaving an unamortized balance of $5,687 and $7,238 as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, accrued interest on this loan was $12,103 and $12,193, respectively.

For the years ended December 31, 2023 and 2022, interest expense on the loan amounted to $141,906 and $53,741 (with an additional $62,787 capitalized to building improvements), respectively.

Year ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$ 2,805,974	$ 85,097	$ 2,720,877
2025	$ 2,720,877	$ 89,513	$ 2,631,364
2026	$ 2,631,364	$ 94,158	$ 2,537,206
2027	$ 2,537,206	$ 2,537,206	$ -

<u>Loan for Working Capital</u>

On December 28, 2022, the Company entered into a promissory note agreement with GrandSouth Bank for up to $150,000 for the Company's working capital. The loan bears interest at 7.5% per annum until December 29, 2022, and a variable interest rate thereafter depending on the Wall Street Journal U.S. Prime Rate. The loan requires monthly interest payments and a final payment of the unpaid outstanding balance of principal and interest at maturity on December 28, 2023. The loan is cross-collateralized with the existing loan of the Company for the construction of rental properties. As of December 31, 2023 and 2022, the Company's outstanding balance amounted to $146,375 and $1,000, respectively. As of December 31, 2023 and 2022, accrued interest on this loan was $1,484 and $0, respectively. For the years ended December 31, 2023 and 2022, interest expense on the loan amounted to $9,544 and $0, respectively.

On January 10, 2024, the maturity date of the loan was extended to June 28, 2024, as discussed in Note 9.

NOTE 6: MEMBERS' EQUITY/(DEFICIT)

The ordinary and usual decisions concerning the business affairs of the Company are made by the Managers (3 individuals as defined in the Company's operating agreement), who may exercise all the powers of the Company except as otherwise provided by law or the Company's operating agreement. All management and other responsibilities not specifically reserved to the members in the operating agreement are vested in the Managers, and the members shall have no voting rights except as specifically provided in the operating agreement. Except as otherwise set forth, all Managers are entitled to vote on any matter submitted to a vote of the Managers.

At its inception on October 29, 2018, the Company received capital contributions from its members amounting to $850,000.

Income for any taxable year is allocated to the members in the following order and priority:
- 1st – amount equal to the net losses previously allocated until the cumulated net profits allocated until the cumulated net profits allocated equals the cumulative prior allocations of net losses
- 2nd – earned paid and unpaid preferred returns and guarantee
- 3rd – in accordance with their percentage interests

Net losses for any taxable year are allocated in the following order and priority:
- 1st – to the members who have been allocated net profits based on their percentage interests in the same relative amounts that the members were allocated net profits
- 2nd – to the members who have been allocated net profits based on their earned paid and unpaid preferred return and guarantee in the same relative amounts that the members were allocated net profits
- 3rd – to the members in accordance with their percentage interests

The net losses allocated shall not exceed the maximum amount of net loss that can be allocated without causing any member to have an adjusted capital account deficit at the end of any taxable year. In the event some but not all the members would have adjusted capital account deficits as a consequence of an allocation of net loss, the limitation shall be applied on a member-by-member basis to allocate the maximum permissible net losses to each member. All net losses in excess of the limitation shall be allocated to the members in accordance with their percentage interests.

Distributions are made at the Managers' discretion. Distributions are to be made first to members ratably on accrued and unpaid preferred returns and unpaid guarantee fees, then ratably to members based on their respective membership interests.

Holders of membership interests are entitled to a 5% preferred return, compounded annually and payable annually. No preferred returns have been declared nor paid through December 31, 2023. The outstanding amount of preferred returns were $244,202 and $192,097 as of December 31, 2023 and 2022, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Interest Repurchase Agreement

On December 21, 2023, the Company entered into a membership interest repurchase agreement with two of its members to sell all of their membership interests amounting to 50% of the issued and outstanding membership interests of the Company, or an aggregate of $425,000, with a purchase price of $1,000,000 payable on or before June 1, 2024 ("Repurchase Trigger Date"). Under the agreement, should the selling members make a capital contribution or fund any operating expenses of the Company after November 1, 2023, the purchase price will be increased by the amount of the selling members' contribution. The Company has the option to extend the agreement for ninety (90) business days following the Repurchase Trigger Date and pay the selling members an additional non-refundable $50,000 upon exercise of the option. As a result of the repurchase agreement, in 2023 the Company accrued a repurchase distribution payable to the balance sheet in the amount of $1,000,000, recorded returns of capital of $425,000, and recorded distributions to these members amounting to $575,000.

NOTE 7: RELATED PARTY TRANSACTIONS

The operations of the Company's real estate property are being managed by Compo Hotels LLC ("Compo"), a related party. The Company receives 70% of the rental income from the operations of the property. During the years ended December 31, 2023 and 2022, the Company received $138,525 and $22,876 from Compo.

As of December 31, 2023 and 2022, the Company has related party receivables of $8,572 and $19,200 from Compo. These receivables bear no interest and are considered payable on demand.

As of December 31, 2023, the Company has a related party payable to one of its members amounting to $1,500. These payables bear no interest and are considered payable on demand.

The Company's operating agreement authorized a loan guaranty fee of 1% of the guaranteed loans.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Extension of working capital loan

The loan was extended for additional 6 months with new maturity date of June 28, 2024.

Management Evaluation

Management has evaluated subsequent events through May 2, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

BJB